Exhibit 99.1

Sun Life Financial Inc.

Notice of annual meeting

of common shareholders

May 19, 2010

Management Information Circular

2010

Sun Life Financial

Contents

Letter to shareholders	2

Notice of our 2010 annual meeting	3

Management Information Circular	4

Our 2010 annual meeting	4
• Voting	5
• The nominated directors	8
• The auditor	16
• Advisory vote on executive compensation	17

Corporate governance practices	18

Director compensation	30
• Compensation discussion and analysis	30
• Compensation details	33

Executive compensation	35
• Compensation discussion and analysis	36
• Compensation details	54

Other information	69

Schedule A – Charter of the Board of Directors	70

Dear Shareholder:
You are invited to attend our annual meeting of common shareholders on Wednesday, May 19, 2010 at 10:00 a.m. (Toronto time). The meeting will be held at the Sun Life Financial Tower, 150 King Street West (at University Avenue), 2nd floor, Toronto, Ontario, Canada and will also be webcast at www.sunlife.com.
The business of the meeting is described in the accompanying Notice of our 2010 annual meeting and Management Information Circular.
We will be conducting the annual meeting of the voting policyholders and sole shareholder of Sun Life Assurance Company of Canada at the same time. The formal business of each meeting will be conducted separately. However, management’s presentation will address shareholders and policyholders, and a joint question and answer period will follow.
Your vote is important. If you cannot attend the meeting, please vote by proxy by completing the enclosed form and returning it by 5:00 p.m. (Toronto time) on Monday, May 17, 2010, as described on pages 5 to 7 in the attached circular. If your shares are held in the name of a nominee, see page 6 for information about how to vote your shares.
We look forward to seeing you at the meeting.

Ronald W. Osborne	Donald A. Stewart
Chairman of the Board	Chief Executive Officer
Si vous désirez recevoir l’avis de convocation à l’assemblée annuelle et la circulaire d’information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1-877-786-5433, ou encore en envoyant un courriel à servicesauxactionnaires@sunlife.com.

Notice of our 2010 annual meeting
You are invited to our annual meeting of common shareholders:

When	Wednesday, May 19, 2010 10:00 a.m. (Toronto time)

Where	Sun Life Financial Tower 150 King Street West (northeast corner of King and University) Second floor Toronto, Ontario
What the meeting will cover
1.	Receipt of the 2009 consolidated financial statements
2.	Election of the directors
3.	Appointment of the auditor
4.	An advisory vote on executive compensation
5.	Consideration of other business that may properly be brought before the meeting.
The annual meeting of Sun Life Assurance Company of Canada will also be held at the same time and place.
As of March 22, 2010, a total of 564,744,201 votes were eligible to be cast at the meeting.
The attached circular is being sent to you because you owned common shares of Sun Life Financial Inc. on March 22, 2010. It includes important information about what the meeting will cover, who can vote and how to vote.
The board of directors has approved the contents of this circular and has authorized us to send it to you.
Joan M. Wilson
Vice-President and Corporate Secretary
Toronto, Ontario
March 22, 2010

MANAGEMENT INFORMATION CIRCULAR 2010
Management Information Circular
March 22, 2010
In this document, we, us, our, the company and Sun Life Financial mean Sun Life Financial Inc., and Sun Life Assurance means Sun Life Assurance Company of Canada. You, your and shareholder mean common shareholders of Sun Life Financial.
Our 2010 annual meeting
What the meeting will cover:
Financial statements
You will receive the consolidated financial statements for the year ended December 31, 2009, the auditor’s report and the actuary’s report on the policy liabilities reported in the financial statements and have the opportunity to ask questions.
Electing the directors (see page 8)
You will elect 13 directors to serve on our board for a term of one year. Twelve of the nominated directors currently serve on our board, while William D. Anderson is being nominated as a director for the first time. The 13 directors are also nominated to serve as directors of Sun Life Assurance, a principal operating subsidiary which we wholly own.
James C. Baillie and George W. Carmany, III are retiring from the board as of our 2010 annual meeting.
Appointing the auditor (see page 16)
You will vote on the appointment of Deloitte & Touche LLP (Deloitte) as our auditor for 2010. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.
Having a “say on pay” (see page 17)
You will participate in a non-binding advisory vote on executive compensation, allowing you to express your view on the board’s approach to setting executive compensation as described in the Executive compensation section starting on page 35.
We will file the results of the advisory vote on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com). If a significant number of shareholders oppose the resolution, the board will consult shareholders to understand their concerns, and then review our approach to executive compensation with their concerns in mind. Our executive officers have a material interest in the outcome of the vote because it may affect our process for determining their compensation. It is impossible, however, for us to describe the impact of the vote or the consultations before they have taken place.
Considering other business
You can vote on other items of business that are properly brought before the meeting. As of the date of this circular, we were not aware of any other items to be brought forward.

MANAGEMENT INFORMATION CIRCULAR 2010
Voting
Who can vote
You are entitled to receive notice of and vote at our annual meeting of common shareholders if you were a shareholder of record as of 5:00 p.m. (Toronto time) on March 22, 2010.
As of March 22, 2010, we had 564,744,201 common shares outstanding. Each common share carries one vote. We require a simple majority of votes cast for any of the items of business to be approved.
To the best of our knowledge, no person or company beneficially owns or exercises control or direction over, directly or indirectly, more than 10% of the voting rights of any class of our shares.
Common shares cannot be voted if they are beneficially owned by the Government of Canada, any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.
How to vote
You have two ways to vote:
•	by proxy

•	by attending the meeting and voting in person.
Voting by proxy
Voting by proxy is the easiest way to vote because you are giving someone else the authority to attend the meeting and vote your shares for you (called your proxyholder). If you specify on your proxy form how you want to vote on a particular matter, then your proxyholder must vote your shares accordingly.
Ronald W. Osborne, Chairman of the Board, or in his absence Bertin F. Nadeau, Chairman of the Governance and Conduct Review Committee, or in his absence another director appointed by the board will act as proxyholder to vote your shares at the meeting according to your instructions.
If you appoint them as proxyholders but do not specify on the proxy form how you want to vote your shares, your shares will be voted:
•	for electing the nominated directors who are listed in the proxy form and management information circular

•	for appointing Deloitte & Touche LLP as auditor

•	for the resolution on executive compensation.
You can appoint another person to vote your shares by printing his or her name in the space provided on the proxy form. This person does not need to be a shareholder, but your vote can only be counted if he or she attends the meeting and votes for you. Regardless of who you appoint as your proxyholder, if you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit. Your proxyholder can also vote as he or she decides on any other items of business that properly come before the meeting, and on any amendments to the items listed above.
Voting in person
Attending the meeting in person gives you an opportunity to hear directly from management and meet the directors who are nominated to serve on our board.

MANAGEMENT INFORMATION CIRCULAR 2010
Registered shareholders
You are a registered shareholder if you have a share certificate in your name.
If you do not want to attend the meeting, indicate your voting instructions on the enclosed proxy form, then sign, date and mail it in the envelope provided or fax both pages to one of the numbers below.

Fax:	416-368-2502	(from Toronto or outside Canada and the U.S.)
	1-866-781-3111	(toll-free from anywhere in Canada or the U.S.)
Our transfer agent, CIBC Mellon Trust Company (CIBC Mellon), or its co-agents must receive the completed and signed proxy form by 5:00 p.m. (Toronto time) on Monday, May 17, 2010 to have your vote recorded.
If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.
If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.
Share ownership account participants
If you have a share ownership statement, your proxy form will tell you whether you can vote by telephone or on the Internet. You will need the 13-digit control number in the top right-hand corner of the form to complete your voting instructions using one of these methods. The transfer agent uses the control number to verify your identity.

Voting by phone (Canada only):	Call 1-866-271-1207 from a touchtone telephone and follow the instructions.

Voting on the Internet:	Go to www.eproxyvoting.com/slf and follow the instructions on screen. Any information on this website, or accessible through it, is for reference and is not part of this circular.
CIBC Mellon must receive your voting instructions by phone or on the Internet by 5:00 p.m. (Toronto time) on Monday, May 17, 2010 for your vote to be recorded.
If you want to attend the meeting and vote your shares in person, do not complete or return the proxy form. When you arrive at the meeting, register with a representative of CIBC Mellon to receive a ballot.
If the meeting is adjourned, CIBC Mellon must receive your completed proxy form by 5:00 p.m. (Toronto time) two business days before the meeting is reconvened.

Non-registered shareholders
You are a non-registered shareholder if your securities broker, clearing agency, financial institution, trustee or custodian or other intermediary (your nominee) holds your shares for you in a nominee account. Carefully follow the instructions on the voting instruction form or proxy form your nominee provided with this package.
If you want to attend the meeting and vote in person, appoint yourself as proxyholder by printing your name in the space provided on the form. Then follow your nominee’s instructions for returning the form.

MANAGEMENT INFORMATION CIRCULAR 2010
If you change your mind
You can revoke instructions you have provided on your proxy or voting instruction form by giving us new instructions by mail, fax, phone, on the Internet or in person as described below.
Registered shareholders and share ownership account participants can send a new proxy or voting instructions form up until 5:00 p.m. on Monday, May 17, 2010, in one of three ways:
•	complete and sign a proxy form with a later date than the one you already sent to CIBC Mellon, and send it to CIBC Mellon as described above. Share ownership account participants can send new instructions by phone or on the Internet

•	send a notice in writing with your new instructions signed by you, or your attorney as authorized by you in writing, to Sun Life Financial, 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9 Attention: Corporate Secretary

•	give your written instructions to the Chairman of the meeting before the start of the meeting or before the meeting is reconvened.
Non-registered shareholders can send a new proxy or voting instruction form to their nominees. To allow your nominee time to act on your instructions, you should provide them at least seven days before the meeting.

Questions?
You can call CIBC Mellon directly at one of the following numbers:

Canada and the United States:	1-877-224-1760 (English)
1-888-290-0048 (French)

United Kingdom, Republic of Ireland,	0845-602-1587 (within the UK)
Channel Islands and Isle of Man:	44-20-8639-2064 (outside the UK)

Philippines:	632-581-8111 (PLDT – Metro Manila)
632-976-8111 (GLOBE – Metro Manila)
1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555

Other countries:	416-348-9412
Processing the votes
CIBC Mellon, or its authorized agents, count and tabulate the proxies on our behalf. Individual shareholder votes are kept confidential, and proxy forms are only shown to management if it is clear that the shareholder wants to communicate directly with them, or when the law requires it.
We will file the voting results on SEDAR (www.sedar.com) and publish them on our website (www.sunlife.com).
Solicitation of proxies
Management is soliciting your proxy, and we have retained Kingsdale Shareholder Services Inc. (Kingsdale) to assist us. Proxies will be solicited primarily by mail, but Kingsdale may also contact you by telephone. We pay all solicitation costs, and are paying Kingsdale approximately $50,000 for their services. If you have any questions, please contact Kingsdale directly at 1-866-851-9601.

MANAGEMENT INFORMATION CIRCULAR 2010
The nominated directors
As of the date of this circular, we have 14 directors on our board. Under our by-laws, the board can have eight to 20 directors. At the meeting 13 directors are to be elected for a one-year term. Twelve of the nominated directors currently serve on our board. William D. Anderson is being nominated as a director for the first time.
The Governance and Conduct Review Committee has reviewed each of the nominated directors and confirmed that they have the necessary skills and experience to contribute to the board and keep pace with our developing business operations.
We do not expect that any of them will not be able to serve as director. If for any reason a nominee is unable to serve, the persons named in the proxy form have the right to vote at their discretion for other nominees proposed in good faith and according to applicable law.
The board recommends that shareholders vote for electing the nominated directors profiled below. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for electing the nominated directors profiled below.
Our policy on majority voting
If a director receives more “withheld” than “for” votes in an uncontested election, he or she must offer to resign in writing to the Chairman of the Governance and Conduct Review Committee. The board will decide to accept or reject the offer within 90 days of the annual meeting and will disclose its decision in a news release. The director will not participate in these deliberations.
Director profiles
The table below provides information about each of the nominated directors, including their business experience, how many Sun Life Financial board and committee meetings they attended in 2009 and their holdings of Sun Life Financial securities as of March 3, 2010 and March 4, 2009.
Sun Life Financial was formed in 1999. We show how long each of the nominated directors has served on our board. We also list other board memberships of public companies each of the nominated directors held in the last five years.

William D. Anderson, CA

Toronto, ON Age: 60 If elected, will be an independent director

Mr. Anderson was President of BCE Ventures, the strategic investment unit of the global telecommunications company BCE Inc., until he retired in December 2005. He held senior positions including Chief Financial Officer of BCE Inc. and Bell Canada during his 14 years with the company. Mr. Anderson is a chartered accountant. He spent 17 years of his career with the public accounting firm KPMG, where he was a partner for 11 years.

 Board/committee memberships

 Mr. Anderson is not currently a director.
 Other public company board memberships held during the last five years

MDS Inc.	2007 – present
Gildan Activewear Inc.	2006 – present
TransAlta Corporation	2003 – present
Four Seasons Hotels Inc.	2005 – 2007
Bell Canada International Inc.	2000 – 2007
Sears Canada Inc.	2005 – 2006

Securities held	common shares	DSUs	options

2010	1,500	-	-
2009	-	-	-

MANAGEMENT INFORMATION CIRCULAR 2010

John H. Clappison, FCA

Toronto, ON Age: 63 Director since 2006 Independent director
Mr. Clappison was Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, until he retired in December 2005. He is a fellow of the Institute of Chartered Accountants of Ontario and spent his career in public accounting. In addition to the public company boards listed here, Mr. Clappison is a director of Summit Energy Holdings LLP and involved with the Canadian Foundation for Plastic and Reconstructive Surgery, Shaw Festival Theatre Endowment Foundation and Roy Thomson Hall and Massey Hall Endowment Foundation.

Board/committee memberships		2009 attendance

Board	2006 – present	14 of 14	100%
Audit	2006 – present	5 of 5	100%
Risk Review	2006 – present	5 of 5	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

Canadian Real Estate Investment Trust	2007 – present
Cameco Corporation	2006 – present
Rogers Communications Inc.	2006 – present

Securities held	common shares	DSUs	options

2010	1,000	11,642	-
2009	1,000	7,343	-

David A. Ganong, CM

St. Stephen, NB Age: 66 Director since 2002 Independent director
Mr. Ganong became Chairman of Ganong Bros. Limited, a private confectionery manufacturer, in July 2008. He was President of the company for most of his career. Mr. Ganong has a Masters degree in Business Administration and is a member of the Order of Canada. He was appointed by the Government of Canada as a Canadian representative on the North American Competitiveness Council. Mr. Ganong is involved with the University of New Brunswick and the Canadian Council of Chief Executives.

Board/committee memberships		2009 attendance

Board	2002 – present	14 of 14	100%
Audit	May 2009 – present	3 of 3	100%
Governance and Conduct Review	May 2009 – present	3 of 3	100%
Management Resources	2002 – May 2009	1 of 1	100%
Risk Review	2006 – May 2009	2 of 2	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

 None

Securities held	common shares	DSUs	options

2010	7,567	14,738	2,000
2009	7,567	11,134	2,000

MANAGEMENT INFORMATION CIRCULAR 2010

Germaine Gibara, CFA

Montreal, QC Age: 65 Director since 2002 Independent director
Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. She is a chartered financial analyst and has held senior positions with a number of financial service and resource-based companies. In addition to the public company boards listed here, Ms. Gibara is a director of the CPP Investment Board and Holcim (Canada) Inc., formerly St. Lawrence Cement Inc.

Board/committee memberships		2009 attendance

Board	2002 – present	14 of 14	100%
Audit	2004 – May 2009	2 of 2	100%
Governance and Conduct Review	2002 – May 2009	3 of 3	100%
Investment Oversight (Chair)	May 2009 – present	3 of 3	100%
Management Resources	May 2009 – present	2 of 3	67%
Annual meeting		no
 Other public company board memberships held during the last five years

Cogeco Inc.	2007 – present
Technip	2007 – present
Agrium Inc.	2004 – present
Cogeco Cable Inc.	2003 – present
St. Lawrence Cement Inc.	2005 – 2007

Securities held	common shares	DSUs	options

2010	4,550	18,857	2,000
2009	4,333	14,042	2,000

Krystyna T. Hoeg, CA

Toronto, ON Age: 60 Director since 2002 Independent director
Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, until she retired in February 2007. She held senior positions with related companies for most of her career. She is a chartered accountant. In addition to the public company boards listed here, Ms. Hoeg is a director of Ganong Bros. Limited and Samuel, Son & Co., Limited. She is involved with Toronto East General Hospital.

Board/committee memberships		2009 attendance

Board	2002 – present	14 of 14	100%
Audit (Chair)	2005 – present	5 of 5	100%
	(member since 2002)
Risk Review	2004 – present	5 of 5	100%
Annual meeting		no
 Other public company board memberships held during the last five years

Imperial Oil Limited	2008 – present
Canadian Pacific Railway Company	2007 – present
Canadian Pacific Railway Limited	2007 – present
Shoppers Drug Mart Corporation	2006 – present
Cineplex Galaxy Income Fund	2006 – 2010
Corby Distilleries Limited	1996 – 2007

Securities held	common shares	DSUs	options

2010	3,405	22,055	2,000
2009	3,405	19,096	2,000

MANAGEMENT INFORMATION CIRCULAR 2010

David W. Kerr, CA

Toronto, ON Age: 66 Director since 2004 Independent director
Mr. Kerr is Managing Partner of Edper Financial Group, an investment holding company. Prior to August 2006, he was Chairman of Falconbridge Limited and spent most of his career with related companies. He is a chartered accountant. In addition to the public company boards listed here, Mr. Kerr is involved with the Toronto Rehabilitation Hospital Foundation, the Special Olympics Foundation, Sustainable Development Technology Canada and Schulich School of Business, York University.

Board/committee memberships		2009 attendance

Board	2004 – present	14 of 14	100%
Audit	2006 – May 2009	2 of 2	100%
Investment Oversight	May 2009 – present	3 of 3	100%
Management Resources (Chair)	2006 – present	4 of 4	100%
	(member since 2005)
Annual meeting		yes
Other public company board memberships held during the last five years

Halmont Properties Corporation	2009 – present
Canwest Global Communications Corp.	2007 – present
Research In Motion Limited	2007 – present
Brookfield Asset Management Inc.	1987 – present
Shell Canada Limited	2003 – 2007
Falconbridge Limited	1989 – 2006

Securities held	common shares	DSUs	options

2010	8,000	14,863	-
2009	8,000	10,239	-

Idalene F. Kesner

Bloomington, IN Age: 52 Director since 2002 Independent director
Professor Kesner is Associate Dean of Faculty and Research and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post-secondary educational institution. Prior to July 2009, she was Chairperson, Department of Management and Entrepreneurship. She has a Doctorate in Business Administration. Professor Kesner has spent her career teaching strategy. She is also a strategy consultant with companies internationally.

Board/committee memberships		2009 attendance

Board	2002 – present	14 of 14	100%
Governance and Conduct Review	2004 – present	6 of 6	100%
Risk Review	2004 – present	5 of 5	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

 None

Securities held	common shares	DSUs	options

2010	13,914	8,902	2,000
2009	11,500	6,589	2,000

MANAGEMENT INFORMATION CIRCULAR 2010

Mitchell M. Merin

Mantoloking, NJ Age: 56 Director since 2007 Independent director
Mr. Merin was President and Chief Operating Officer of Morgan Stanley Investment Management (MSIM), the investment management business for individual and institutional investors of Morgan Stanley, until he retired in September 2005. During his time at MSIM, he also served as a director or trustee of a number of registered investment companies for which MSIM acted as investment manager or investment advisor. Mr. Merin spent most of his career with related companies. He has a Masters degree in Business Administration.

Board/committee memberships		2009 attendance

Board	2007 – present	13 of 14	93%
Investment Oversight	May 2009 – present	3 of 3	100%
Management Resources	2007 – present	4 of 4	100%
Risk Review	2007 – present	5 of 5	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

 None

Securities held	common shares	DSUs	options

2010	13,593	8,775	-
2009	12,060	4,470	-

Bertin F. Nadeau

Montreal, QC Age: 69 Director since 1999 Independent director
Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company. He is an entrepreneur. Mr. Nadeau is Chairman of TechnoBev Limitée and Casavant Frères Limitée and a director of ThermoCeramix Inc., all of which are private companies. Mr. Nadeau has a Doctorate in Business Administration and teaches strategy at the École des Hautes Études Commerciales at the Université de Montréal. He is involved with The Montreal General Hospital Foundation.

Board/committee memberships		2009 attendance

Board	1999 – present	14 of 14	100%
Governance and Conduct	2001 – present	6 of 6	100%
Review (Chair)	(member since 1999)
Management Resources	2003 – present	4 of 4	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

LaFarge North America Inc.	1998 – 2006

Securities held	common shares	DSUs	options

2010	14,256	8,902	4,000
2009	14,256	6,589	4,000

MANAGEMENT INFORMATION CIRCULAR 2010

Ronald W. Osborne, FCA

Toronto, ON Age: 63 Director since 1999 Independent director
Mr. Osborne is Chairman of the Board of Sun Life Financial and Sun Life Assurance. He is a fellow of the Institute of Chartered Accountants of Ontario. Mr. Osborne spent his career in the telecommunications, electrical generation, media and communications industries and public accounting. In addition to the public company boards listed here, Mr. Osborne is a director of Brookfield Renewable Power Inc. and Holcim (Canada) Inc., formerly St. Lawrence Cement Inc. Mr. Osborne is Chairman of the Board of Governors of the Corporation of Massey Hall and Roy Thomson Hall and a director of the Canadian Television Fund.

Board/committee memberships		2009 attendance

Board (Chair)	2005 – present	14 of 14	100%
	(member since 1999)
Governance and Conduct Review	2005 – present	6 of 6	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

Tim Hortons Inc.	2008 – present
Riocan Real Estate Investment Trust	2004 – present
Torstar Corporation	2003 – 2009
St. Lawrence Cement Inc.	2004 – 2007
Four Seasons Hotels Inc.	2003 – 2007
Shell Canada Limited	2001 – 2007
Nortel Networks Corporation /	2005 – 2006
Nortel Networks Limited

Securities held	common shares	DSUs	options

2010	22,064	22,388	4,000
2009	20,748	15,258	4,000

Hon. Hugh D. Segal, CM

Kingston, ON Age: 59 Director since 2009 Independent director
The Honourable Hugh Segal is a Canadian senator. He was appointed to the Senate in 2005 and is a member of the Order of Canada. Senator Segal is a Senior Fellow at the School of Policy Studies, Queen’s University and a professor of public policy at Queen’s School of Business. In addition to the public company boards listed here, he is a director of Holcim (Canada) Inc., formerly St. Lawrence Cement Inc. Senator Segal is also involved with the Atlantic Council, Canadian Defence & Foreign Affairs Institute and the Walter and Duncan Gordon Foundation.

Board/committee memberships		2009 attendance

Board	May 2009 – present	8 of 8	100%
Governance and Conduct Review	May 2009 – present	3 of 3	100%
Investment Oversight	May 2009 – present	3 of 3	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

Energy Savings Income Fund	2001 – present
SNC-Lavalin Group Inc.	1999 – present
Gluskin Sheff & Associates Inc.	2006 – 2009
CPI Plastics Group Ltd.	2001 – 2007
St. Lawrence Cement Inc.	2001 – 2007
Vincor International Inc.	1994 – 2006

Securities held	common shares	DSUs	Options

2010	6,582	1,740	-
2009	3,500	-	-

MANAGEMENT INFORMATION CIRCULAR 2010

Donald A. Stewart

Toronto, ON Age: 63 Director since 1999 Non-independent director
Mr. Stewart is Chief Executive Officer of Sun Life Financial and Sun Life Assurance. He has held senior positions with those companies for most of his career. Mr. Stewart has also worked as a benefits consultant and is an actuary by background. He was appointed by Federal Finance Minister Flaherty to be the Chairman of the Task Force on Financial Literacy and is a director of Novelis Inc. Mr. Stewart is involved with the International Association for the Study of Insurance Economics (The Geneva Association) and the Canadian Life and Health Insurance Association Inc.

Board/committee memberships		2009 attendance

Board	1999 – present	14 of 14	100%
Annual meeting		yes
 Other public company board memberships held during the last five years

CI Financial Income Fund	2006 – 2008

Securities held	common shares	DSUs	options

2010	53,704	216,541	2,303,566
2009	50,666	206,144	1,939,929

James H. Sutcliffe, FIA

London, England Age: 53 Director since 2009 Independent director
Mr. Sutcliffe was Group Chief Executive Officer of Old Mutual plc, an international savings and wealth management company, until he retired in September 2008. Prior to joining Old Mutual plc in January 2000, Mr. Sutcliffe spent most of his career with Prudential plc, an international retail financial services group. He is a fellow of the UK Institute of Actuaries, Chairman of the UK Board for Actuarial Standards and a director of the UK Financial Reporting Council. In addition to the public company boards listed here, Mr. Sutcliffe is involved with CVC Capital Partners and Buffelshoek Trust.

Board/committee memberships		2009 attendance

Board	February 2009 – present	13 of 13	100%
Audit	February 2009 – present	5 of 5	100%
Risk Review	February 2009 – present	5 of 5	100%
Annual meeting		yes
Other public company board memberships held during the last five years

Liberty Holdings Limited	2009 – present
Lonmin plc	2007 – present
Nedbank Group Limited	2001 – 2008
Old Mutual plc	2001 – 2008

Securities held	common shares	DSUs	options

2010	8,000	4,745	-
2009	-	-	-

MANAGEMENT INFORMATION CIRCULAR 2010

In the past 10 years, four of the nominated directors have been directors of companies that have become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency, or have received a cease trade order:
•	Mr. Kerr became a director of Canwest Global Communications Corp. in 2007. In October 2009, it filed for protection under the Companies’ Creditors Arrangement Act (CCAA) and filed for recognition and ancillary relief under Chapter 15 of the Bankruptcy Code in the United States.

•	Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003, it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States.

•	Mr. Ganong and Mr. Osborne were directors of Air Canada in April 2003, when it filed for protection under the CCAA. It successfully emerged from proceedings under the CCAA and was restructured according to a plan of arrangement in September 2004. Mr. Ganong and Mr. Osborne are no longer directors of Air Canada.

•	Mr. Osborne was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively known as Nortel) when the Ontario Securities Commission (OSC) issued a management cease trade order on April 10, 2006, prohibiting all directors, officers and certain other current and former employees of Nortel from trading its securities until two business days after receipt by the OSC of all filings required under Ontario securities laws. The OSC issued the order because Nortel needed to restate certain financial results and was delayed in filing some of its 2005 financial results. The order was revoked as of June 8, 2006. Mr. Osborne is no longer a director of Nortel.
Meeting attendance
The Governance and Conduct Review Committee reviews the attendance record of each director as part of the nomination process. Directors must attend at least 75% of regularly scheduled board and committee meetings every year. The table below is a consolidated view of how many board and committee meetings each director attended in 2009.

	Board meetings		Committee meetings		Total meetings
Name	attended		attended		attended

James C. Baillie	14 of 14	100%	10 of 10	100%	24 of 24	100%

George W. Carmany, III	14 of 14	100%	9 of 9	100%	23 of 23	100%

John H. Clappison	14 of 14	100%	10 of 10	100%	24 of 24	100%

David A. Ganong	14 of 14	100%	9 of 9	100%	23 of 23	100%

Germaine Gibara	14 of 14	100%	10 of 11	91%	24 of 25	96%

Krystyna T. Hoeg	14 of 14	100%	10 of 10	100%	24 of 24	100%

David W. Kerr	14 of 14	100%	9 of 9	100%	23 of 23	100%

Idalene F. Kesner	14 of 14	100%	11 of 11	100%	25 of 25	100%

Mitchell M. Merin	13 of 14	93%	12 of 12	100%	25 of 26	96%

Bertin F. Nadeau	14 of 14	100%	10 of 10	100%	24 of 24	100%

Ronald W. Osborne	14 of 14	100%	6 of 6	100%	20 of 20	100%

Hugh D. Segal	8 of 8	100%	6 of 6	100%	14 of 14	100%

Donald A. Stewart	14 of 14	100%	n/a	n/a	14 of 14	100%

James H. Sutcliffe	13 of 13	100%	10 of 10	100%	23 of 23	100%

MANAGEMENT INFORMATION CIRCULAR 2010
Serving on other public company boards
We do not have a policy limiting the service of our directors on other public company boards or audit committees. None of the nominated directors serve together on the boards of other public companies.
Krystyna T. Hoeg, Chair of the Audit Committee, is a member of the audit committee of three other public companies, two of which meet concurrently. John H. Clappison is a member of the audit committee of three other public companies.
The board recognizes the time and diligence these two directors devote to their duties and responsibilities, their extensive accounting and financial qualifications and their related experience, and does not feel their other audit committee memberships negatively affect their commitments or contributions to Sun Life Financial.
The auditor
The board, on the recommendation of the Audit Committee, proposed that Deloitte be nominated for appointment as auditor. Deloitte has been our auditor since Sun Life Financial was incorporated in 1999.
The board recommends that shareholders vote for the appointment of Deloitte as auditor. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the appointment of Deloitte as auditor.
The table below shows the fees paid to Deloitte for audit and other services in 2008 and 2009.

		($millions)

For the year ended December 31	2009	2008

Audit services	20.0	20.1

Audit-related services	3.1	2.1

Other services	0.2	0.2

Total	23.3	22.4

The 2008 amounts have been adjusted from those previously disclosed to remove $1.8 million in fees relating to fiscal 2007 audits and include $3.0 million in fees relating to fiscal 2008 audits. These fees could not be estimated at the date of our 2009 circular.
Audit services include auditing our consolidated annual financial statements and the statements for our segregated funds, as well as services related to regulatory and statutory filings.
Audit-related services include assurance and services related to performing the audit or reviewing the annual consolidated financial statements that were not part of audit services. These mainly include internal control reviews, consulting on financial accounting and reporting standards outside of the audit of our annual financial statements, CFA Institute verifications (previously known as the Association for Investment Management and Research) and auditing employee benefit plans.
No material fees were billed for tax services by Sun Life Financial’s external auditor in the past two years.
We also paid fees for other services that were outside the kinds of services listed above.
We have a policy that requires the Audit Committee to pre-approve any services that are to be provided by the external auditor.

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Advisory vote on executive compensation
We announced in March 2009 that shareholders would have an advisory vote on executive compensation starting with our annual meeting in 2010. The board decided to hold an advisory vote to respond to shareholders and shareholder advisory groups who were advocating for this form of shareholder engagement.
We worked with other Canadian companies that were planning to implement advisory votes, and with the Canadian Coalition for Good Governance, to share input and develop a consistent approach for implementation.
One of the board’s primary responsibilities is to ensure Sun Life Financial is able to attract, retain and reward qualified executives. While shareholders will provide their collective views on executive compensation through the advisory vote, the directors are still fully responsible for their compensation decisions.
We will ask the shareholders to consider and vote on the following resolution. The board recommends that shareholders vote for the resolution. If you do not specify in the proxy form how you want to vote your shares, the persons named in the form (your proxyholders) will vote for the resolution.
“RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Management Information Circular dated March 22, 2010 delivered in advance of the annual meeting of common shareholders on May 19, 2010.”

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Corporate governance practices
Our board conducts a formal review of our governance processes and practices every year to make sure the board continues to effectively oversee management and our business affairs, and to ensure our governance framework meets regulatory requirements and reflects evolving best practices.
We believe our governance processes and practices are consistent with the Insurance Companies Act (Canada), the Canadian Securities Administrators’ corporate governance guidelines, guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI) for effective corporate governance in federally regulated financial institutions and the New York Stock Exchange (NYSE) corporate governance rules for U.S. publicly-listed companies.
Ethical behaviour
We have built a strong corporate culture on a foundation of ethical behaviour, high business standards, integrity and respect. The board establishes the tone, and senior management is responsible for sustaining this culture throughout the organization.
The board has established a Code of Business Conduct that applies to every director, executive officer and employee, with no exception. The Governance and Conduct Review Committee is responsible for reviewing the effectiveness of the code, monitoring compliance with the code and reporting the results of its review to the board annually. The code was reviewed and updated in 2010 in keeping with the committee’s standard processes.
The board of directors
Mandate, roles and responsibilities
The board is responsible for supervising the management of the business and affairs of the company. It carries out its stewardship directly and through its five committees. The board and Governance and Conduct Review Committee review the board charter annually (see Schedule A).
The Chairman of the Board is an independent director. He is responsible for providing leadership that enhances the effectiveness and independence of the board. He manages the board’s affairs to assist the directors in carrying out their responsibilities and to help the board operate cohesively. The Chairman is a member of the Governance and Conduct Review Committee, and he regularly attends other board committee meetings.
The committee chairs are responsible for setting meeting agendas and reviewing meeting materials before meetings with management, so that meetings are productive and enhance the board’s effectiveness and independence. All committee chairs are independent directors. They can hire independent advisors as long as the Chairman of the Board approves the hiring in advance.
The Chief Executive Officer (CEO) is also a director, as required under the Insurance Companies Act (Canada). The CEO has overall responsibility for the leadership, strategic direction and business results of the company. He works closely with the Chairman of the Board, the board and the executive team to establish appropriate corporate goals, manage the resources necessary to meet them and execute the strategy to deliver strong business performance. The CEO is responsible for maintaining perspective on our long-term standing in the international financial services community, which gives us important insight for growing our business in selected markets.

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We expect our directors to act ethically and with integrity in all personal, business and professional dealings. Directors must understand our corporate vision and strategic objectives, continually build their knowledge about our businesses and the financial services sectors we operate in, and prepare for and actively participate in board and committee meetings in an objective way. They must also understand the board charter and our corporate governance policies and practices, comply with our Code of Business Conduct and meet our share ownership requirements.
We have six key attributes we expect of our directors when they carry out their duties:
•	integrity

•	accountability

•	independent and informed judgment

•	commitment
•	knowledge of business issues and financial matters

•	ability to communicate openly and work effectively with fellow directors and management

See Schedule A for the full position description of our directors, including our committee chairs.
Board size
According to our by-laws, our board can have between eight and 20 directors. The board assesses its effectiveness and optimal size annually, and believes the current size should be between 12 and 14 directors in order to fulfill its responsibilities. It recognizes, however, that it may occasionally need a higher number of directors for orderly succession.
Independence
 The board maintains a majority of independent directors to ensure it operates effectively and independently of management. The board has a policy requiring all committee members to be independent.
A director is independent if he or she does not have a direct or indirect relationship with Sun Life Financial that could reasonably be expected to interfere with his or her ability to exercise independent judgment.
The Governance and Conduct Review Committee evaluated the independence of each nominated director according to our Director Independence Policy and confirmed that 12 of the 13 are independent, and that all of the current members of the Audit Committee meet the additional requirements of independence. The roles of Chairman and CEO are separate. Ronald W. Osborne is Chairman of the Board and an independent director. Donald A. Stewart is not independent because he is our CEO. You can find more information about the nominated directors starting on page 8.
Meeting in-camera
The board and board committees meet without management at all meetings. These discussions generally form part of the reports the committee chairs make to the board.

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Skills and experience
The table below lists the governance skills the Governance and Conduct Review Committee believes are necessary for serving on our board.

 Board governance skills

•	Demonstrates knowledge of our business and the financial services sectors in which we operate

•	Shows diligent preparation for meetings (knows the material, has well formulated questions)

•	Contributes meaningfully and knowledgeably to board discussions with valuable input and fresh thinking

•	Shows an understanding of strategy and vision, provides strategic insight and direction, conceptualizes key trends and evaluates strategic decisions

•	Demonstrates an appropriate understanding of our strategy and key risks

•	Demonstrates an ability to identify the costs, benefits and implications of the board’s decisions

•	Demonstrates financial literacy and sees the issues behind the numbers

•	Keeps input and questions at an appropriate level for board oversight and discussion

•	Willing to be accountable for the board’s decisions and be bound by them

 Personal governance skills

•	Willing to take a stand or express a view, even if it runs contrary to prevailing wisdom or the direction of the conversation, and exercises independent judgment

•	Works effectively with fellow directors and management, tries to build consensus, manages conflict constructively and is willing to change his or her viewpoint

•	Communicates persuasively and logically, voices concerns and raises tough questions in a manner that encourages open discussion

•	Listens effectively to others’ ideas and viewpoints

•	Asks questions that are timely and demonstrates appropriate initiative in raising issues and seeking others’ views

•	Effectively applies his or her knowledge, experience and expertise to issues confronting the company

•	Is accessible, approachable and available when needed

•	Demonstrates a solid understanding of the director’s role and responsibilities, understands how the role differs from management and contributes accordingly

•	Prevents his or her own interests from conflicting with or appearing to conflict with the interests of the company

 OVERALL, makes a valuable contribution to the functioning of the board

Orientation and continuing education
Our orientation program for new directors includes formal information sessions, site visits and a directors’ manual with information about the company, the board, its committees and board administration. The Chairman of the Board and committee chairs meet with new directors to discuss the role of the board and board committees. New directors also attend sessions on our corporate strategy, business operations and financial reporting, and visit operational sites to meet with corporate and operational management.
When a new or existing director joins a committee, he or she meets with the committee chair and with the key members of management who provide reports to the committee.
We also hold regular educational seminars to give directors a deeper understanding of our business and business environment, and to encourage more in-depth discussion in specific areas. The directors’ manual is updated regularly so directors have an up-to-date reference guide.

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Directors can also participate in outside professional development programs at our expense, as long as the Chairman of the Board approves them in advance. Some directors attended or participated in sessions in 2009 that were organized by corporate governance organizations such as the Institute of Corporate Directors, Deloitte’s Directors’ Seminars and the Canadian Audit Committee Network.
The table below lists the educational seminars we organized for our directors in 2009.

Director
Date	Topic	Presenter	attendance

Feb 11	Executive compensation	Louise McLaren, Senior Vice-President and Chief Human Resources Officer Jeffrey Kozan, Vice-President, Compensation	All

May 4	Key lessons and implications of the global financial crisis	External professionals	All

May 5	Impact of actuarial assumption changes on financial results	Robert Wilson, Senior Vice-President and Chief Actuary	Members of the Audit Committee

June 16	U.S. life insurance industry	External professionals	All

Nov 3	International Financial Reporting Standards	Corporate Finance management team	Members of the Audit Committee

Dec 10	International Financial Reporting Standards	Corporate Finance management team	All

Strategic planning process
The board sets the strategic direction for the company and approves the annual financial and operating plan. It also approves the vision and mission statement and regularly reviews the effectiveness of our strategic planning process.
We hold a two-day strategy session with the board every year in June. In 2009 we held an additional strategy session in December. The board discussed each of the major business groups and the company’s strategic direction.
Management updates the board on the execution of, and adjustments to, the corporate strategy at every regular board meeting. The board must approve any transaction that will have a significant strategic impact on the company.
Identifying the principal risks
The Risk Review Committee ensures we have a process for identifying and managing major market, credit, insurance and operational risks across the company. The committee also reviews our compliance with risk management policies.
Succession planning
The Management Resources Committee is responsible for succession planning for senior management, the performance assessment of the CEO, and overseeing the CEO’s assessments of the other senior officers.
The independent directors review the succession plan and participate in the assessment of the CEO’s performance every year. The board approves all appointments of executive officers.

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Assessing the board
The board, board committees and independent directors go through an assessment process every year. Directors, including the CEO, complete a written questionnaire about the effectiveness of the board. The Chairman of the Board receives all the responses, and each director receives a summary of the results. The board discusses the overall results and adopts recommendations that will improve its effectiveness or processes.
The board committees assess their own performance and present the results to the board along with suggestions for improvement.
Individual directors, including the Chairman of the Board, participate in a peer evaluation process that alternates between a written assessment and an interview with the Chairman of the Board. Each director receives a summary of his or her peer evaluation, and the Chairman of the Board reviews the results with each director. The Chairman of the Governance and Conduct Review Committee follows a similar process for assessing the performance of the Chairman of the Board. This process has been enhanced over the years with the support of an independent advisor.
Tenure and board renewal
Every year the Governance and Conduct Review Committee recommends a list of people for nomination to the board for a one-year term.
The board does not restrict the number of years a director may serve, but directors generally retire from the board at the annual meeting after they turn 70. The independent directors can waive this requirement if they vote unanimously that it is in the company’s best interests to nominate the director to serve for another term, and can only renew the waiver for a second term.
Any director who is a member of management must resign from the board when he or she leaves the company.
A director must tender a written offer to resign if:
•	he or she has not attended at least 75% of the regularly scheduled board meetings and committee meetings for two consecutive years

•	his or her principal employment or other business or professional circumstances have changed materially

•	he or she receives more withheld votes than for votes from shareholders in an uncontested election.
Recruiting new directors
The Governance and Conduct Review Committee regularly considers potential candidates who have the skills and experience the committee believes will complement the current board.
When the board identifies a need or an upcoming vacancy, the Governance and Conduct Review Committee identifies suitable candidates and the Chairman of the Board, the CEO and the Chairman of the Governance and Conduct Review Committee interview the prospective candidates and make recommendations to the Governance and Conduct Review Committee. The committee conducts reference checks on the candidates before recommending the appointment or nomination of a new director to the board.

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Internal control and management information systems
The Audit Committee reviews, approves and monitors our internal control and management information systems, and meets quarterly with the Chief Auditor for an update on internal control. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.
Communications policy
The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, the management’s discussion and analysis, the annual information form and the management information circular.
We strive to be responsive to the disclosure needs of the investment community and other stakeholders, and provide timely, consistent and accurate information to the investing public while meeting our disclosure obligations. The Governance and Conduct Review Committee reviews our policies on public disclosure, confidential information and securities trading, and recommends any changes to the board for approval.
The table below lists our corporate governance documents and when they are reviewed. All of them are available on our website (www.sunlife.com). Our Code of Business Conduct is also available on SEDAR (www.sedar.com).

Corporate governance document	Review cycle

Board of Directors charter	annually
(includes position descriptions for directors,
including the Chairman of the Board and the committee chairs)

Board committee charters	annually

Director Independence Policy	annually

Position description for the Chief Executive Officer	annually

Code of Business Conduct	regularly, at least
every three years

Contacting the board
Shareholders and other interested parties can contact the independent directors directly to give them feedback. Email boarddirectors@sunlife.com or send a note to:
Board of Directors
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9

MANAGEMENT INFORMATION CIRCULAR 2010

Shareholder proposals
Shareholder proposals for the 2011 annual meeting of common shareholders must be sent to us in writing. Send the proposal to the Corporate Secretary at Sun Life Financial Inc.

Fax:	416-585-9907
Email:	boarddirectors@sunlife.com
Mail it to:	150 King Street West
6th Floor
Toronto, Ontario
Canada M5H 1J9
We must receive your shareholder proposal by 5:00 p.m. (Toronto time) on December 22, 2010 to consider including it in our management information circular for our 2011 annual meeting.
Board committee reports
The board has five standing committees:
•	Audit Committee

•	Governance and Conduct Review Committee

•	Investment Oversight Committee

•	Management Resources Committee

•	Risk Review Committee.
The board delegates work to its committees to fulfil its responsibility to supervise the management of the business and affairs of the company. The committee charters are reviewed and updated as necessary. All committee members are independent directors as defined in our Director Independence Policy.
The committees generally meet prior to board meetings that will be reviewing and approving the annual financial and operating plan and our annual and quarterly financial results. Special meetings are convened as necessary.
The Chairman of the Board and the committee chairs review and approve the agenda for each committee meeting. Agendas are developed using the forward agenda and items noted for consideration at prior meetings. The committees discuss reports prepared by management, hold private meetings with individual members of management and then meet in-camera. Each committee chair reports to the board on the committee’s deliberations and any recommendations that require board approval.
Audit Committee
The primary role of the Audit Committee is to oversee:
•	the integrity of our financial statements

•	our compliance with financial regulatory requirements

•	the adequacy and effectiveness of our internal controls and the qualifications, independence and performance of Deloitte, our external auditor.

MANAGEMENT INFORMATION CIRCULAR 2010

It also oversees the assessment and management of certain risks, and coordinates its activities with the Risk Review Committee.
Independence and financial literacy
Every member of the committee also meets the additional independence standards for Audit Committee members in our Director Independence Policy.
In the board’s view, a director is financially literate if he or she can read and understand our consolidated financial statements, seek and receive explanations or information from senior financial management or the external auditor, and then ask intelligent questions and evaluate answers about the material aspects of the financial statements. Every member of the committee is financially literate.
Ms. Hoeg, Chair of the Audit Committee, is an “audit committee financial expert” as defined by the Securities and Exchange Commission (SEC) in the U.S. and has the accounting or related financial management experience required under the rules of the New York Stock Exchange.
The Audit Committee met five times in 2009. It began each meeting in-camera before reviewing reports submitted by management and Deloitte. The committee also held regular private meetings with Deloitte, the Chief Financial Officer (CFO) and the Chief Auditor. The committee also met privately with the Chief Actuary from time to time.
Financial reporting
Management is responsible for preparing the company’s consolidated financial statements and the reporting process. Deloitte is responsible for auditing our consolidated financial statements and the effectiveness of our internal control over financial reporting in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board in the U.S.
The committee:
•	reviewed our principal accounting practices and policies with management and Deloitte, and accepted Deloitte’s decision that it was satisfied with management’s accounting estimates and judgments

•	discussed with the CEO and CFO the certification of financial disclosure and controls we are required to file with securities regulators

•	reviewed the following documents with management and Deloitte, and recommended them to the board for approval: the annual consolidated financial statements, quarterly unaudited consolidated financial statements, management’s discussion and analysis, and earnings news releases on our annual and quarterly results

•	participated in educational sessions about our implementation plans for International Financial Reporting Standards (IFRS), and about issues audit committees of financial services firms are facing in the current economic environment.
External auditor
•	reviewed and accepted the independence of the external auditor

•	reviewed and approved the overall scope of the annual audit plan and necessary resources

•	reviewed and approved all services and fees relating to the external auditor

•	assessed the external auditor’s performance and recommended to the board that Deloitte be nominated for reappointment as auditor.

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Internal control
•	reviewed and was satisfied with the independence of the internal audit function

•	reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor, and the resources proposed for executing the plan

•	received quarterly reports from the Chief Auditor on the adequacy and effectiveness of the internal control environment

•	reviewed reports from management on the effectiveness of our disclosure controls and procedures, internal control over financial reporting, and the attestation by Deloitte of the effectiveness of our internal controls.
Office of the Superintendent of Financial Institutions (OSFI)
•	met with OSFI to review their annual examination report and the status of items they indicated should be reviewed with management on a regular basis.
You can find more information about our Audit Committee in our 2010 annual information form, which is filed with the Canadian securities regulators (www.sedar.com) and the SEC (www.sec.gov/edgar).
The members of the Audit Committee are satisfied with the committee’s mandate and believe that it substantially met the terms of its charter in 2009.
Governance and Conduct Review Committee
The Governance and Conduct Review Committee assists the board by:
•	developing effective corporate governance guidelines and processes

•	reviewing policies and processes to maintain ethical behaviour and compliance with legal and regulatory requirements

•	assessing the effectiveness of the board and board committees, including the contribution of individual directors and the Chairman of the Board

•	recommending the nominated directors.
The committee met six times in 2009. The committee reviewed reports by management at each meeting and then met in-camera. The review of compliance related matters was added to the committee’s mandate in 2009, and it began holding private meetings with the Chief Compliance Officer in May 2009.
The committee:
•	reviewed corporate governance developments and related disclosure in the proxy materials for this year’s annual meeting

•	considered Sun Life Financial’s position on advisory shareholder votes on executive compensation, and recommended a response to the board.

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Board governance, renewal and assessment
•	reviewed the board and committee charters and recommended to the board a reallocation of some committee duties and the formation of the Investment Oversight Committee

•	carried out its annual assessment of the board, board committees, individual directors and the Chairman of the Board

•	reviewed director compensation and share ownership guidelines for directors to ensure they were appropriate, and made recommendations to the board

•	evaluated the competencies, skills and qualities of prospective director candidates and recommended to the board individuals who complement the current composition of the board.
Compliance
•	reviewed the policies and programs to monitor compliance with legal and regulatory requirements including those related to market conduct practices, anti-money laundering and suppression of terrorist financing

•	reviewed our compliance with related party rules

•	reviewed the annual update on compliance with the Code of Business Conduct.
The members of the Governance and Conduct Review Committee are satisfied that the committee’s mandate is appropriate and believe that it substantially met the terms of its charter in 2009.
Investment Oversight Committee
The Investment Oversight Committee is mainly responsible for assisting the board with the oversight of investment policies, practices, procedures and controls related to the general fund investments portfolio, and the approval and monitoring of the annual investment plan. It coordinates the review of investment related risks with the Risk Review Committee.
The committee was formed in 2009 and it met three times during its first year. The committee reviewed reports by management at each meeting before meeting privately with the Chief Investment Officer and then in-camera.
The committee:
•	developed the mandate for the committee and considered the allocation of duties between the Risk Review Committee and the Investment Oversight Committee

•	received regular briefings and held regular discussions on current capital market conditions and the future outlook

•	met with the newly-appointed Chief Investment Officer to discuss investment strategy and to identify priorities for the Investment function

•	reviewed detailed presentations quarterly on the performance of our general fund investment portfolio of securities, mortgages and real estate assets

MANAGEMENT INFORMATION CIRCULAR 2010
•	undertook in-depth reviews of investments in specific asset classes including the commercial and residential mortgage-backed securities portfolio and asset-backed securities

•	reviewed our investments in “companies in the news” and industries that were experiencing financial difficulties and discussed related credit losses in detail

•	reviewed and approved the annual investment plan and investment policies.
The members of the Investment Oversight Committee are satisfied that the committee’s mandate is appropriate and believe that it substantially met the terms of its charter in 2009.
Management Resources Committee
The Management Resources Committee is responsible for assisting the board in ensuring we have the leadership resources to provide succession for senior executive positions, and the programs to effectively attract, retain, develop and reward executives for achieving our strategic objectives.
The committee met four times in 2009. It met in-camera at the beginning of each meeting and again after it reviewed reports from management and its independent advisors.
The committee:
•	conducted an in-depth review of succession options relating to the CEO and other senior management positions and approved the rotation of various senior executives into new roles to broaden their responsibilities and experiences and deepen the pool of potential internal succession candidates for senior management positions

•	carried out the CEO’s performance assessment and recommended his compensation based on our corporate performance and his leadership in 2009

•	reviewed and approved executive compensation policies, programs and levels, including pension and benefit arrangements and determined appropriate performance measures and targets for the incentive compensation plans

•	reviewed the CEO’s performance assessment and compensation recommendations for other officers including the Corporate Executive Vice-Presidents, Business Group Presidents, Chief Actuary, Chief Auditor, Chief Compliance Officer, and senior officers of major subsidiaries, and made recommendations to the board

•	reviewed best practices among leading organizations, and reviewed and approved executive compensation and disclosure practices

•	reviewed the value of executive officer compensation on termination of employment under various scenarios, including change of control

•	oversaw the governance of employee pension plans.
The members of the Management Resources Committee are satisfied that the committee’s mandate is appropriate and believe that it substantially met the terms of its charter in 2009.

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Risk Review Committee
The Risk Review Committee assists the board by ensuring major areas of risk facing the organization are identified and reviewing the strategies to manage those risks. It reviews regular reports on our exposure to key risks, using metrics that apply across the organization and to separate business groups. It reviews ongoing compliance with risk management policies.
In 2009, the committee mainly focused its attention on the global financial crisis, our response to it and refining our policies to deal with the lessons learned. This led to the committee assuming responsibility for reviewing capital issues and related items. To accommodate the committee’s focus on these issues, the board assigned compliance and most investment related duties to other committees. The Risk Review Committee coordinates its review of risk matters with the Audit and Investment Oversight Committees.
The committee met five times in 2009. It reviewed reports by management at each meeting before meeting privately with the Chief Compliance Officer (until May 2009) and the Chief Risk Officer and the Executive Vice-President, Actuarial and Risk Management (starting in November 2009) and then in-camera.
The committee:
•	reviewed our enterprise-wide process for identifying the major market, credit, insurance and operational risks we face with the Chief Risk Officer, and monitored the strategies and programs in place to manage those risks

•	reviewed the processes in place to ensure that the risks we assume through our products are reasonable and we are adequately compensated for those risks

•	reviewed the risks inherent in our products and the steps being taken to address them

•	received regular updates on management’s review of the overall risk management policy framework

•	monitored our effectiveness at managing and controlling risk, and our compliance with policies in these areas.
Industry risk management issues
•	received regular briefings and held regular discussions on emerging industry, regulatory and risk management issues and governance trends

•	met with representatives of OSFI to review their annual examination report and the status of items they identified for review with management on a regular basis.
Current risk monitoring
•	regularly reviewed detailed presentations on equity market risk management, risk appetite and tolerance limits and liquidity risk management and general presentations giving an overview of recent credit and equity market events and potential business and regulatory implications

•	reviewed reports on our risk concentrations and our exposure to reinsurance counterparties.
Capital
•	reviewed our capital position and financial strength with the Treasurer and Chief Actuary and other members of management, and made decisions about capital allocation and dividends.
The members of the Risk Review Committee are satisfied that the committee’s mandate is appropriate and believe that it substantially met the terms of its charter in 2009.

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Director compensation
Compensation discussion and analysis
Philosophy and objectives
We believe our director compensation program is fair and competitive, and allows the board to attract well qualified directors.
How our program is structured
Directors receive an annual retainer, committee retainer and meeting fees for serving on our board. They are also reimbursed for reasonable travel expenses they incur to attend our board and committee meetings. Board committee chairs receive an additional retainer because of their increased responsibilities.
The Chairman of the Board receives a separate annual retainer that includes a portion in deferred share units (DSUs). He is also reimbursed for reasonable travel and other expenses he incurs while carrying out his duties as Chairman. He does not receive any meeting fees.
Mr. Stewart does not receive any director compensation because he is an employee.
The chart below shows the amounts paid to directors in 2009 for their services on the boards of Sun Life Financial and Sun Life Assurance. The cost is in Canadian dollars and shared equally between the two companies.

Board retainer	$110,000

Chairman of the Board	$345,000

Committee chair retainers
• Audit	$30,000
• Governance and Conduct Review	$20,000
• Investment Oversight	$20,000
• Management Resources	$20,000
• Risk Review	$30,000

Committee member retainers (other than the chair)
• Audit	$10,000
• Governance and Conduct Review	$5,000
• Investment Oversight	$5,000
• Management Resources	$5,000
• Risk Review	$7,500

Board and committee meeting fees	$1,500

Travel fees	$750
$1,500

Directors who are not members of the Risk Review Committee but who choose to attend its meetings are paid a meeting fee.
We pay travel fees of $750 when a director travels within the province or from a neighbouring province the night before, for each series of meetings attended. Travel fees of $1,500 are paid for travel from other destinations for each series of meetings attended.

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Directors receive 50% of their annual retainer in DSUs. They can choose to receive the balance of their compensation in any combination of cash, additional DSUs and common shares of Sun Life Financial acquired on the open market.
Share compensation plan
The board adopted a directors’ share compensation plan on December 6, 2000. Under that plan, directors receive DSUs equal to one quarter of 50% of the annual board retainer, or $13,750, on the last day of every quarter. Directors cannot convert DSUs to common shares or cash until they leave the board. To date, directors have converted all DSU awards under this plan to cash when they retired from the board.
Directors’ stock option plan
We granted options to directors in 2001 and 2002 under the Directors’ Stock Option Plan (DSOP). Under the DSOP, 2,000 options were granted to independent directors on the day after they were elected to the board at the annual meeting of common shareholders. All of these options have vested and can be exercised until the tenth anniversary of the grant date. The exercise price is the closing price of our common shares on the Toronto Stock Exchange (TSX) on the trading day immediately before the grant date. Options can be exercised for up to one year if a director retires at age 70 or dies, or for up to five years if the director leaves the board for any other reason, provided the options have not expired.
We have not granted any options to directors since 2002.
Share ownership requirements
Directors (other than Mr. Stewart) must own at least five times their annual retainer, or $550,000, in common shares and/or DSUs within five years of being elected to the board, or within five years of the day we amended our director share ownership policy (December 6, 2007), whichever is later.
As CEO of the company, Mr. Stewart has separate share ownership requirements which are described in more detail on page 48.
The table below shows the common shares and DSUs each director held as of March 3, 2010 and March 4, 2009, and the portion they chose to receive in common shares or DSUs (excluding the portion of the annual retainer paid in DSUs).

						Guideline	Portion
				Total	Total value	met (✓) or	chosen as
				number of	of common	value ($)	share
		Number of		common	shares	required	compen-
		common	Number of	shares and	and DSUs	to meet	sation
Director	Year	shares	DSUs	DSUs	($)	guideline	(%)

James C. Baillie	2010	6,900	14,012	20,912	629,451	✓

	2009	6,900	11,448	18,348	329,897	220,103	-

	Change	-	2,564	2,564	299,554

George W. Carmany, III	2010	2,000	13,918	15,918	479,132	70,868

	2009	2,000	9,419	11,419	205,314	344,686	-

	Change	-	4,499	4,499	273,818

MANAGEMENT INFORMATION CIRCULAR 2010

						Guideline	Portion
				Total	Total value	met (✓) or	chosen as
				number of	of common	value ($)	share
		Number of		common	shares	required	compen-
		common	Number of	shares and	and DSUs	to meet	sation
Director	Year	shares	DSUs	DSUs	($)	guideline	(%)

John H. Clappison	2010	1,000	11,642	12,642	380,524	169,476

	2009	1,000	7,343	8,343	150,007	399,993	50

	Change	-	4,299	4,299	230,517

David A. Ganong	2010	7,567	14,738	22,305	671,350	✓

	2009	7,567	11,134	18,701	336,244	213,756	10

	Change	-	3,604	3,604	335,106

Germaine Gibara	2010	4,550	18,857	23,407	704,551	✓

	2009	4,333	14,042	18,375	330,383	219,617	50

	Change	217	4,815	5,032	374,168

Krystyna T. Hoeg	2010	3,405	22,055	25,460	766,346	✓

	2009	3,405	19,096	22,501	404,568	145,432	-

	Change	-	2,959	2,959	361,778

David W. Kerr	2010	8,000	14,863	22,863	688,176	✓

	2009	8,000	10,239	18,239	327,937	222,063	-

	Change	-	4,624	4,624	360,239

Idalene F. Kesner	2010	13,914	8,902	22,816	686,762	✓

	2009	11,500	6,589	18,089	325,240	224,700	50

	Change	2,414	2,313	4,727	361,522

Mitchell M. Merin	2010	13,593	8,775	22,368	673,277	✓

	2009	12,060	4,470	16,530	297,209	252,791	100

	Change	1,533	4,305	5,838	376,068

Bertin F. Nadeau	2009	14,256	8,902	23,158	697,056	✓

	2008	14,256	6,589	20,845	374,793	175,207	-

	Change	-	2,313	2,313	322,263

Ronald W. Osborne	2010	22,064	22,388	44,452	1,338,005	✓

	2009	20,748	15,258	36,006	647,388	✓	42

	Change	1,316	7,130	8,446	690,617

Hugh D. Segal	2010	6,582	1,740	8,322	250,492	299,508

	2009	-	-	-	-	-	-

	Change	6,582	1,740	8,322	250,492

James H. Sutcliffe	2010	8,000	4,745	12,745	383,625	166,375

	2009	-	-	-	-	550,000	80

	Change	8,000	4,745	12,745	383,625

The closing value of our common shares on the TSX was $30.10 on March 3, 2010 and $17.98 on March 4, 2009. Mr. Segal joined the board after March 4, 2009.

MANAGEMENT INFORMATION CIRCULAR 2010
Serving on subsidiary boards
We split the retainers and fees paid to the directors between Sun Life Financial and Sun Life Assurance. No directors served on the boards of any other subsidiaries in 2009.
Evaluation and approval process
The Governance and Conduct Review Committee reviews director compensation every year. It considers the responsibilities and time commitment required to be an effective director, and how competitive our program is relative to other Canadian financial institutions and large public companies, and makes recommendations to the board.
Compensation details
Director compensation table
We paid a total of $2,351,887 to the directors of Sun Life Financial and Sun Life Assurance in 2009, compared to $2,121,750 in 2008.

				Non-equity
				incentive
		Share-	Option-	plan		All other
	Fees	based	based	compen-	Pension	compen-
	earned	Awards	awards	sation	value	sation	Total
Name	($)	($)	($)	($)	($)	($)	($)

James C. Baillie	131,000	55,000	-	-	-	-	186,000

George W. Carmany, III	56,984	111,984	-	-	-	-	168,968

John H. Clappison	54,250	109,250	-	-	-	-	163,500

David A. Ganong	88,899	84,633	-	-	-	-	173,532

Germaine Gibara	59,439	114,440	-	-	-	-	173,879

Krystyna T. Hoeg	128,500	55,000	-	-	-	-	183,500

David W. Kerr	58,967	113,968	-	-	-	-	172,935

Idalene F. Kesner	57,750	112,750	-	-	-	-	170,500

Mitchell M. Merin	-	173,565	-	-	-	-	173,565

Bertin F. Nadeau	125,750	55,000	-	-	-	-	180,750

Ronald W. Osborne	168,200	176,800	-	-	-	-	345,000

Hugh D. Segal	47,312	53,986	-	-	-	-	101,298

James H. Sutcliffe	21,903	136,557	-	-	-	-	158,460

TOTAL							2,351,887

MANAGEMENT INFORMATION CIRCULAR 2010
Directors’ stock option awards
The table below summarizes the outstanding option awards as at December 31, 2009 for directors who were previously granted options. These had all vested by 2004. The value of the unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of our common shares on December 31, 2009, which was $30.25 on the TSX or US$28.72 on the NYSE, multiplied by the number of outstanding options.

		Option awards
		Number
		of securities			Value of
		underlying	Option		unexercised
		unexercised	exercise	Option	in-the-money
		options	price	expiration	options
Director	Year	(#)	($)	date	($)

James C. Baillie	2001	2,000	31.00	Apr 25, 2011	-
	2002	2,000	33.20	Jun 27, 2012	-

David A. Ganong	2002	2,000	33.20	Jun 27, 2012	-

Germaine Gibara	2002	2,000	33.20	Jun 27, 2012	-

Krystyna T. Hoeg	2002	2,000	33.20	Jun 27, 2012	-

Idalene F. Kesner	2002	2,000	US 21.83	Jun 27, 2012	15,737

Bertin F. Nadeau	2001	2,000	31.00	Apr 25, 2011	-
	2002	2,000	33.20	Jun 27, 2012	-

Ronald W. Osborne	2001	2,000	31.00	Apr 25, 2011	-
	2002	2,000	33.20	Jun 27, 2012	-

The value of options for Professor Kesner has been converted to Canadian dollars using an exchange rate of Cdn$1.142 per US$1, which is the average exchange rate for 2009.

MANAGEMENT INFORMATION CIRCULAR 2010
Executive compensation
This section discusses our approach to compensation, how we make decisions, the different elements of our compensation program, what we paid our named executive officers in 2009 and why.
Our named executive officers for 2009 are:
•	Donald A. Stewart, Chief Executive Officer

•	Colm J. Freyne, Executive Vice-President and Chief Financial Officer

•	Jon A. Boscia, President

•	Stephen C. Peacher, Executive Vice-President and Chief Investment Officer

•	Dean A. Connor, President SLF Canada (Chief Operating Officer as of January 1, 2010)

•	Richard P. McKenney, former Executive Vice-President and Chief Financial Officer, who resigned from Sun Life Financial as of July 10, 2009.
Management prepared this section on behalf of the Management Resources Committee (committee). It was reviewed and approved by the committee and our board. All figures are in Canadian dollars unless stated otherwise.

Compensation discussion and analysis
• Executive summary	36
• Our philosophy and objectives	39
• How we make decisions	40
• Components of our compensation program	43
• Comparing shareholder value to executive compensation	53

Compensation details
• Summary compensation table	54
• Incentive plan awards	56
• Pension benefits	62
• Termination and change of control benefits	64

MANAGEMENT INFORMATION CIRCULAR 2010
Compensation discussion and analysis
Executive summary
This executive summary provides an overview of our performance in 2009, summarizes key decisions and approvals made by the committee and highlights new processes and changes to our compensation programs for 2010.
Our performance in 2009
The challenging economic environment that continued throughout 2009 had a negative impact on our financial results. Our earnings of $534 million and return on equity of 3.5% were below expected levels of performance. These results reflect volatile market conditions throughout the year, including substantial movements in equity markets, interest rates and credit spreads. Net income was affected mainly by losses and downgrades in our investment portfolio and the negative impact of updates to our actuarial assumptions. These adverse factors were partly offset by the favourable impact of improved equity markets and higher interest rates.
Despite the difficult economic environment, we delivered solid growth in sales and accomplished a number of key strategic priorities that position us for future growth. Our strategy of diversifying across product lines, distribution channels and geographies, and a strong focus on risk management, allowed us to grow and build on earnings through a difficult period.
Notwithstanding solid individual performance, our 2009 performance resulted in our named executive officers earning compensation that was below target.
Key compensation decisions and approvals
The committee and board evaluated our 2009 business performance and the competitiveness of our compensation programs going forward and approved 2009 incentive plan payouts, and 2010 salaries and incentive programs as described below.

	2009	2010

Salaries
•   No salary increases for the named executive officers except for Mr. Connor because of a significant increase in his responsibilities. Moderate salary increases for other executives and employees for 2010, reflecting competitive practice and individual performance.

Annual incentives
•   A cash payout under the 2009 Annual Incentive Plan (AIP) based on total company performance for named executive officers and an assessment of individual performance and contributions during the year.
• Target incentive levels based on competitive practice, and performance measures and targets for the 2010 AIP based on the annual business plan.

     Mr. Stewart recommended to the board that he forego an AIP payment for 2009 in light of the continuing credit problems and overall financial results below expectations. He also worked with the board to develop a transitional incentive plan with specific goals and objectives for 2010 and 2011, which are outlined on the next page.

The total company performance factor under the AIP was calculated at 48% of target. The performance factor

MANAGEMENT INFORMATION CIRCULAR 2010

	2009	2010

     was below target because our financial performance was below expectations. This was partly offset, however, by the results for Value of New Business (our estimated future profits from new business sold during the year) and the achievement of various strategic initiatives.

     In order to maintain a level of competitiveness with the market, particularly in the context of paying no bonuses for 2008 performance, the board exercised its discretion under the plan to increase the final total company performance factor for named executive officers from 48% to 60% of target. Turn to page 61 for a more detailed discussion of the performance assessment.

Mid and long- term incentives
•    A payout under the 2007 Performance Share Unit (PSU) plan based on a performance factor of 56% of target. This reflects performance against two equally weighted, pre-established performance measures over the three-year period from 2007 through 2009:

•    relative total shareholder return (TSR), which was above target

•    three-year average return on equity (ROE), which was below threshold.

The payout reflects our performance against targets, change in share price and dividends accrued during the performance period, and was 37% of the value of the original grant.

•    Grants, performance measures and targets under the 2010 PSU plan to reward performance over the three-year period from 2010 through 2012. Grants were based on competitive practice, individual performance and contributions in 2009 and the individual’s potential impact on our long-term results. These PSUs will vest in February 2013 based on our performance over the three years.

•    Grants of options in 2010 based on competitive practice to provide an incentive for executives to increase shareholder value over the longer term.

The table below is a summary of the impact these compensation decisions had on the pay levels of our named executive officers. We describe the plans, payouts and new grants in more detail starting on page 43.

	Annualized salary		Annual incentives				Mid-term incentives			Long-term incentives
							2007
					Target		PSU payout
			2009 actual		incentive		(vested and paid			Value of	Value of
			incentive		(% of salary)		in early 2010)		2010	options	options
Named								% of	PSU	exercised	granted
executive	2009	2010		% of				grant	grant	in 2009	in 2010
officer	$	$	$	salary	2009	2010	$	value	$	$	$

Donald A. Stewart	1,100,000	1,100,000	-	-	100%	100%	1,192,375	37%	2,750,005	-	2,750,007

Colm J. Freyne	500,000	500,000	171,089	51%	65%	70%	76,679	51%	450,007	-	450,028

Jon A. Boscia	US 600,000	US 800,000	US 469,108	72%	100%	100%	-	-	US 1,450,005	-	US 1,450,000

Stephen C. Peacher	US 500,000	US 500,000	US 1,500,000	n/a	200%	200%	-	-	US 750,007	-	US 750,006

Dean A. Connor	550,000	650,000	361,846	67%	80%	100%	165,116	37%	850,002	-	850,028

Richard P. McKenney	725,000	-	-	-	80%	-	-	-	-	-	-

The amount shown as Mr. Stewart’s 2010 PSU grant represents a special transitional award of share units which will vest if he achieves supplemental performance objectives. These include strategy development, greater involvement by key executive team members in executing business plans, optimizing allocation of capital by business groups considering growth, risk, profitability and efficiency, and continuous improvements in our operations. This award was designed so the payout is approximately one year after

MANAGEMENT INFORMATION CIRCULAR 2010
Mr. Stewart reaches age 65, the normal retirement age under our pension plan. Mr. Stewart did not receive a grant under the 2010 PSU plan.
Mr. Freyne’s salary increased to $500,000 as of September 16, 2009 when he was appointed Chief Financial Officer. We increased his target bonus to 65% on July 1, 2009 when he became acting Chief Financial Officer. The amount shown for his 2007 PSU payout represents proceeds from both PSUs and Restricted Share Units (RSUs).
In light of the challenging U.S. economic environment, Mr. Boscia requested a salary reduction for 2009. On April 1, 2009 we reduced his annual salary from US$800,000 to US$600,000. It reverted to US$800,000 on January 1, 2010.
Mr. Peacher’s 2009 annual incentive represents a guarantee specified in his employment agreement when he joined the company on October 13, 2009.
Mr. Connor’s salary increased to $650,000 on January 1, 2010 when he was appointed Chief Operating Officer.
New risk assessment process
In 2009 we reviewed our compensation programs against the Financial Stability Board (FSB) principles for sound compensation practices. We believe that we do not have any incentives that encourage excessive risk taking. We have formalized our risk management activities related to compensation design, including a new process to support the committee’s risk assessment and guide its decision making. Risk Management was formally involved in assessing the AIP results for 2009 to ensure we achieved them within the established risk tolerance levels.
Starting in 2010, our compensation decision making process includes the following activities:
•	an annual presentation to the committee by the Executive Vice-President, Actuarial and Risk Management on the key risks in the organization (segmented across five risk categories: credit, market, insurance, operational and strategic) and the implications for compensation design

•	completing a risk scorecard for the committee showing whether we achieved our financial results within the risk appetite and tolerance levels approved by the board for the various categories of credit, market and insurance risk. The scorecard helps the committee to assess whether we achieved our results without taking on excessive risk.

•	including specific risk-related goals for each business group under the key business performance indicators measure for the 2010 AIP.
The board has discretion under the AIP to adjust the final results by +/- 25% based on its assessment of the risk we assumed to generate our financial results, as well as other factors that may have had an impact on our performance.
Changes to incentive plan designs
Annual incentive plan
We review the performance measures under our incentive plans annually. For 2010, we eliminated the ROE measure and equally weighted the three remaining measures. The decision to remove ROE as a performance measure was based on the uncertainties related to expected changes in regulatory capital requirements and the impact of International Financial Reporting Standards, and our goal of removing any measure that may encourage the use of less capital in the current environment. We feel this approach provides an appropriate balance between financial and non-financial measures.

MANAGEMENT INFORMATION CIRCULAR 2010

2010 Performance measures	Weighting

Operating earnings per share (EPS)	1/3

Value of new business (VNB)	1/3

Key business performance indicators	1/3
(previously referred to as other (strategic initiatives))

We also decided to evaluate total company results on a constant currency basis to eliminate the impact of currency changes on our performance results under the plan. This aligns with our current practice of setting a performance result for each business group in its local currency.
PSU plan
We are adding Great-West Life to our peer group as it is a key competitor. The revised peer group provides a more comprehensive comparison of our relative TSR.
For PSUs granted in February 2010 we are using our average annual earnings per share (EPS) as a performance measure, rather than ROE, to be consistent with the change we made to the AIP. Relative TSR will continue to be a performance measure. Payouts of PSUs awarded in 2008 and 2009 will still be based on our annual ROE and relative TSR performance.
Our philosophy and objectives
Our primary compensation objectives are to align employee interests with the interests of our policyholders and shareholders, and to attract, retain and reward our leadership team. Our compensation model rewards executives for achieving our business goals, meeting our expectations for individual performance and delivering strong business results for our shareholders, policyholders and customers.
We have discussed our executive compensation program with the Canadian Coalition for Good Governance and we strive to incorporate good governance practices into our compensation design.
We set our target pay for each element of compensation at the median (or middle) of pay levels of peer companies. Then we adjust our target pay based on achieving both business and individual performance goals. Superior performance drives pay that is above target, while poor performance results in pay that is below target.
We develop salary ranges for each position level based on median competitive salaries for similar roles at peer companies in each location where we operate. Then we set individual salaries within these ranges based on the scope and mandate of the role, internal equity and the individual’s experience and performance.
We express targets for the AIP as a percentage of salary. More senior roles within the company have progressively higher targets. The actual payout of incentives, above and below target, varies based on business and individual performance.
We develop ranges for the target mid and long-term incentive awards for each eligible position level based on the median competitive practice in each location where we operate. We fund the overall pool using the total of all target awards for each eligible position. The pool is allocated among our business leaders so they can decide the award for each of their eligible participants based on their individual performance and contributions during the year, and their potential impact on our long-term results. We grant these awards to individuals as a fixed dollar amount. The actual payout value of mid and long-term incentives varies based on share price, dividends, and in the case of PSUs, other performance measures over the performance period.

MANAGEMENT INFORMATION CIRCULAR 2010
Most of what we pay our executives is a combination of deferred and variable compensation (at-risk pay). We use a different mix of mid and long-term incentive awards for different position levels, recognizing that senior executives have more influence over business results. The more senior an employee, the greater the emphasis we place on variable pay and performance-related mid and long-term incentives (options and PSUs) in his or her overall compensation.
We align perquisites, benefits and pension arrangements at the median of companies in our peer group. The values do not fluctuate significantly with business or individual performance.
How we make decisions
We have a formal evaluation and approval process that involves Human Resources, Finance, Risk Management, the committee and the board. We strengthened Risk Management’s role in the process because managing risk is an essential part of our business. Input from various governance and shareholder groups reinforced this decision. The board makes compensation decisions based on the recommendations and advice of the committee.
Independent advice
In 2009, the committee retained Hugessen Consulting Inc. (Hugessen) as its independent consultant and retained Frederick W. Cook & Co. Inc. (Frederick W. Cook) as an independent consultant to provide advice and counsel on compensation programs relating to our asset management subsidiary based in the U.S. We paid fees of $248,517 to Hugessen and US$44,348 to Frederick W. Cook for these services in 2009. Neither company provided us with any other services in 2009.
The independent consultant advises the committee throughout the year, gives input on policy recommendations, helps assess the appropriateness of our executive compensation and reviews the management information circular.
The committee considers information provided by the independent consultant and makes recommendations to the board for approval. The board is ultimately responsible for making compensation decisions.
The committee approves the selection of the independent consultant, the proposed work plan and all associated fees. It will also consider any other work to be assigned to the independent consultant that is material in nature, and approve it only if it believes the work will not compromise the consultant’s independence as an advisor to the committee.
Decision making cycle
Our annual decision making cycle is a rigorous process, carried out in three stages for the relevant performance period:

1	–	Before the performance period
Benchmarking

Target setting

Policy decisions
•	Under the direction of the Chief Human Resources Officer and Vice-President, Compensation, management reviews the design of our executive compensation program against our objectives and peer company practices and makes recommendations to the committee for the coming year.

•	The independent consultant makes presentations to the committee highlighting current regulatory, shareholder, corporate governance and market trends in executive compensation.

•	Starting in 2010, the Executive Vice-President, Actuarial and Risk Management discusses with the committee the key insurance, economic and operational risks in the company and the implications for compensation.

•	We compare our pay levels to the market by reviewing compensation surveys for each of the

MANAGEMENT INFORMATION CIRCULAR 2010

geographies where we operate. We also review competitive information from third parties, industry networks and the independent compensation consultant.
•	We analyze the information to benchmark ourselves against companies that are similar in size and scope of operations. Then we propose an appropriate level and mix for each compensation component, and the overall compensation package.

•	We set performance targets for the AIP and PSU awards before the beginning of the performance period. Targets are aligned with the annual business plan based on a variety of factors, including the previous year’s results, expectations for the coming year and an analysis of the general economic environment. Starting in 2010, Risk Management reviews the proposed performance targets along with Human Resources and Finance.

•	The committee reviews data provided by management and input from the independent consultant and makes recommendations to the board to approve:
•	the overall salary budget for all employees

•	salary ranges for senior executives, target annual, mid and long-term incentive awards for all employees

•	the overall mid and long-term incentive pool for the coming performance (fiscal) year

•	the mix of mid and long-term incentive awards (RSUs, PSUs and options) by position level

•	total company and business group AIP performance targets

•	any changes to incentive plan designs for the coming year.

2	–	During the performance period
Monitor
performance

•	We monitor business performance throughout the performance period and provide the committee with quarterly updates.

•	We make adjustments to individual compensation levels based on changes in accountabilities and roles during the year.

3	–	After the performance period
Review
business results
and individual
performance
Make
individual
compensation
decisions

•	We compare actual business results against pre-determined targets and compare individual performance to the goals set for the year.

•	We measure the business objectives for our named executive officers, with the exception of the Chief Investment Officer, against total company results and generally split them between total company results and the performance of their business group for our other executives. The business objectives for the Chief Investment Officer are measured against both total company results and investment-related objectives.

•	The CEO prepares a self-assessment to discuss with the committee and assesses the performance of members of the executive team, including the named executive officers. The committee assesses the performance of the CEO with feedback from the CEO performance questionnaire, completed by the non-management directors. It receives assistance from the independent consultant and then makes a final recommendation to the board.

•	The board approves:
•	the assessment of the performance factors for the total company and business groups under the AIP

•	individual compensation decisions for the executive team, including named executive officers, other key control positions (Chief Actuary, Chief Compliance Officer and Chief Auditor) and any other executive among our top 10 highest paid officers. This includes adjustments to annual salary, AIP payouts (based on business results and individual performance) and grants of mid and long-term incentive awards.

MANAGEMENT INFORMATION CIRCULAR 2010
Benchmarking process
Before each performance period, we examine the market to make sure our programs and compensation levels are competitive. We gather data by position and compensation element from published surveys to evaluate our salary structure and target incentive levels. We review each element of compensation as well as overall target compensation levels.
Two comparator groups are used to benchmark our compensation levels for named executive officers – a Canadian peer group for Canadian executives and a U.S. peer group for U.S. executives.
Canadian peer group
The Financial Services Executive Report produced by the Hay Group is used for Canadian executives. It provides percentile data on each compensation element and total compensation for executives in the Canadian financial services sector.

Our Canadian peer group is made up of six major Canadian banks and one insurance company.

We selected these companies as peers because they represent the leading financial services organizations in Canada that we compete with for talent, and they participate in the published compensation survey.
• BMO Financial Group • CIBC • Manulife Financial • National Bank • RBC • Scotiabank • TD Bank Financial Group

We also review publicly available compensation information from companies in the peer group before setting competitive compensation ranges for each named executive officer. This includes reviewing Great-West Life’s public information to benchmark our CEO’s compensation.
U.S. peer group
The Diversified Insurance Study of Executive Compensation produced by Towers Watson is used for U.S. executives. It provides percentile data on each compensation element and total compensation paid to executives in the U.S. insurance industry. We also review the publicly available compensation information for companies that are publicly traded before setting competitive ranges for each named executive officer.

Our U.S. peer group is made up 27 major U.S. insurance companies available in the Towers Watson survey.

We selected these companies as peers because, as a group, they represent the broader U.S. insurance industry that we compete with for talent, and they participate in the published survey.
• Aegon USA • AFLAC • AIG • Allstate • American United Life • AXA Equitable • CIGNA • Genworth Financial • Guardian Life	• Hartford Financial Services • ING • John Hancock • Lincoln Financial • Massachusetts Mutual • MetLife • Nationwide • New York Life	• Northwestern Mutual • Pacific Life • Phoenix Companies • Principal Financial • Prudential Financial • Securian Financial • Thrivent Financial • TIAA-CREF • Unum Group • USAA

MANAGEMENT INFORMATION CIRCULAR 2010
Components of our compensation program

Component	Performance period	Who’s eligible

Salary	• 1 year	• all levels of employees

Annual incentive plan (AIP)	• 1 year	• all levels of employees

Restricted share unit plan (RSU plan)	• 3 years	• Senior Vice-Presidents, Vice-Presidents, and select key contributors below the Vice-President level

Performance share unit plan (PSU plan)	• 3 years	• Senior Vice-Presidents and above

Executive stock option plan (Option plan)	• 10 years • vesting over 4 years	• Vice-Presidents and above

Deferred share unit plan (DSU plan)	• redeemed when the executive leaves the organization	• Vice-Presidents and above

Pension and other benefits	• accrue during employment	• all levels of employees

Perquisites	• available during employment	• Vice-Presidents and above

Pay mix
The majority of compensation paid to senior executives is variable and at risk. Pay mix varies depending on the ability of the executive to influence short and longer-term business results, the level and location of the executive and competitive practices. The table below shows the mix of total direct compensation and long-term incentive awards by level based on target pay levels. The actual pay mix delivered may be different depending on business and individual performance.

	Total direct compensation mix			Mid and long-term incentive mix
			Mid and
		Annual	long-term
Position	Salary	incentive	incentives	RSUs	PSUs	Options

Chief Executive Officer	15%	15%	70%	Determined annually

Executive team	25%	20%	55%	-	50%	50%

Senior Vice-Presidents	40%	20%	40%	25%	25%	50%

Vice-Presidents	50%	20%	30%	65%	-	35%

Key contributors (below Vice-President level)	Varies with level of position			100%	-	-

Salaries
Salary ranges are developed based on competitive practice. We determine individual salaries within the corresponding salary range for the position level based on the employee’s performance, skills and experience and internal equity.

MANAGEMENT INFORMATION CIRCULAR 2010
Annual incentive plan (AIP)
This plan rewards employees with cash awards based on how well we achieved our financial, strategic and operational objectives for the year. The awards are based on our business results and individual performance, using the following formula:

Earned salary ($)	x	Annual incentive plan target (% of salary)	x	Business results (%)	x	Individual multiplier (%)	=	Annual incentive plan award ($)
Business results
We used four equally weighted measures to assess our 2009 total company performance under the AIP:

Total company measures		Weighting

Operating earnings per share (EPS)	income available for distribution to common shareholders divided by the number of common shares outstanding	25%

	adjusted to exclude the impact of net gains or losses on assets available for sale

Operating return on equity (ROE)	net income divided by common shareholder equity	25%

	adjusted to exclude the impact of net realized and unrealized gains and losses on assets available for sale

Value of new business (VNB)	our estimated future profits from new business sold during the year	25%

Other (strategic initiatives)	our strategic initiatives for 2009:	25%

	• risk management

	• strategic direction

	• expense management

	• leadership development and succession planning

	• customer focus

	• international leverage

Operating EPS and operating ROE are non-GAAP measures. We describe non-GAAP measures in our 2009 Management’s Discussion and Analysis (MD&A) filed with Canadian securities regulators. You can find a copy on our website (www.sunlife.com) or on SEDAR (www.sedar.com).
Individual multiplier
All employees, including the named executive officers, receive an individual performance multiplier based on their individual contributions during the year. The multiplier for named executive officers can range anywhere from 0% for unsatisfactory performance to 200% for exceptional performance.
Board discretion
As part of the AIP, the board has the discretion to increase or decrease the total company or business group result by up to 25% to reflect factors that are not specifically included in the performance measures under the plan.

MANAGEMENT INFORMATION CIRCULAR 2010
Mid and long-term incentive compensation
We design our mid and long-term incentive plans to reward executives for creating shareholder value and generating superior returns. The performance periods for incentive awards range from three to 10 years. Participants include our executives and other key contributors who are potential future leaders who have the biggest influence on business outcomes and our financial performance. We grant awards based on competitive practice, position level and individual performance. The committee reviews information on grants made in prior years when making recommendations to the board for approval of new awards.
Restricted share unit plan
The grant and payout values of each restricted share unit (RSU) are the average closing price of our common shares on the Toronto Stock Exchange (TSX) over the five trading days before the grant or vesting date. RSUs accumulate dividend equivalents over the performance period, and generally vest in full after three years. The ultimate payout value for RSUs is based on our share price on vesting and any dividends accumulated over the period. RSUs are not subject to any other performance-based goals.
Performance share unit plan
The grant and payout value of each performance share unit (PSU) is the average closing price of our common shares on the TSX over the five trading days before the grant or vesting date. PSUs accumulate dividend equivalents over the performance period, and generally vest in full after three years.
For PSUs granted in 2009 we will calculate the final value of vested PSUs as follows:

PSUs (#)		Share price ($)		2009 performance factor (0% to 200%) based on:		Payout value of PSUs on vesting ($)
(number of units awarded plus additional units received through reinvested dividends)	x	(average price of our common shares on the TSX over the five trading days before the vesting date)	x	• our three-year TSR compared to our peers (50% weighting) • our three-year average annual ROE, as assessed under the AIP (50% weighting)	=
Our 2009 performance factor is based on:

		Then the TSR
Level of		performance	Three-year average
performance	If the annualized TSR	factor is	annual ROE

Maximum	exceeds the average of the custom weighted index (described below) by 10% or more	200%	The performance factor ranges from 0% to 200% based on the average ROE score under the AIP for 2009, 2010 and 2011. The ROE target for the AIP is set annually.

Target	is at the average of the custom weighted index	100%

Threshold	is 10% below the average of the custom weighted index	25%

Below threshold	is more than 10% below the average of the	0%
	custom weighted index

We interpolate the performance factor when performance is between threshold and maximum.

MANAGEMENT INFORMATION CIRCULAR 2010
Measuring total shareholder return (TSR)
We calculate TSR as the sum of dividends paid and change in price of our common shares over a three-year period, assuming reinvestment of dividends. We assess our relative TSR performance by comparing it to the TSR of our custom weighted index described in the table below.

 Custom weighted index

We benchmark our performance for the PSU plan against a custom weighted index of 12 public Canadian and U.S. financial services and insurance companies. We place one-third weighting on Canadian banks and two-thirds weighting on North American insurance companies, recognizing that our business operations are more similar to insurance companies than banks.
These companies are most similar to us in terms of measuring business performance since they operate in the same broader financial services market and directly compete with us in some business segments. We also compete with these companies for talent and access to capital.
This custom weighted index is a subset of the peer groups described on page 42 that we use for benchmarking compensation levels. The custom weighted index is not used for any other purpose.
Canadian banks
•	BMO Financial Group

•	CIBC

•	RBC

•	Scotiabank

•	TD Bank Financial Group
North American insurance companies
•	Genworth Financial

•	Hartford Financial Services

•	Lincoln Financial

•	Manulife Financial

•	MetLife

•	Principal Financial

•	Prudential Financial

Executive stock option plan
All of our employees are eligible to participate in the option plan, but we only grant options at the Vice-President level and above. The option plan rewards participants for their contributions toward increasing shareholder value over the longer term. Options vest 25% a year over four years, starting on the first anniversary of the grant date, and are exercisable over 10 years. Options are not subject to any performance goals, but only have value if the price of our common shares increases after the grant date.

Exercise price for options
	Granted in 2007 and after	Granted before 2007

The exercise price of an option depends on when it was granted:	the closing price of our common shares on the TSX on the grant date	the closing price of our common shares on the TSX on the trading day immediately before the grant date

The terms of each grant of options are recommended by the committee and approved by the board. Options may not be assigned by a participant. Under the plan, the price of an option already granted cannot be lowered or forfeited in exchange for options with a lower exercise price. If there is a change in control, the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.
The option plan may be amended by the board as long as any required legal or stock exchange approvals are obtained. In addition, the following amendments to the plan require shareholder approval unless they result from the plan’s anti-dilution provisions:
•	increasing the number of common shares that can be issued under the plan

•	reducing the exercise price of an option, including cancelling and re-granting an option on different terms within three months

MANAGEMENT INFORMATION CIRCULAR 2010
•	extending the expiry date of an option or permitting the grant of an option with an expiry date of more than 10 years from the grant date

•	permitting an option to be transferred other than to a spouse, minor child or minor grandchild

•	expanding the categories of eligible participants in the plan

•	increasing or deleting the limits relating to common shares that may be issued to insiders or any one person

•	permitting other types of compensation (e.g. share awards) by issuing equity

•	revising the amendment procedure itself.
The plan allows the board to grant options with stock appreciation rights, although it has not granted any to date. A stock appreciation right allows the executive to exercise his or her option and receive, in cash, the difference between the market price of our common shares and the exercise price of the option. Stock appreciation rights provide the same compensation value as the underlying options.
The table below shows the number of options granted, outstanding and available for grant under the option plan as at December 31, 2009. We can issue up to 29,525,000 of our common shares under the plan, as long as we issue no more than 10% of our total outstanding common shares to insiders and no more than 1% to any one person.

		2009		2008		2007

		% of		% of		% of
	# of	shares	# of	shares	# of	shares
Measure of dilution	options	outstanding	options	outstanding	options	outstanding

Annual grant: the total number of options we granted under the option plan each year	4,290,793	0.76	2,354,782	0.42	1,261,387	0.22

Options outstanding: the total number of options outstanding at the end of each year, including the annual grant	12,771,400	2.26	9,537,258	1.70	7,609,767	1.35

Options available for grant: the number of options in reserve approved by shareholders that are available for grant at the end of each year	8,939,850	1.58	12,411,698	2.22	14,584,514	2.58

Overhang: the number of options outstanding plus the number of options in reserve approved by shareholders that are available for grant in the future	21,711,250	3.85	21,948,956	3.92	22,194,281	3.93

For 2009, the higher annual grant is the result of delivering the same compensation value with a reduced share price. For 2008, the annual grant is higher than previous years because of off-cycle grants to new executives.

MANAGEMENT INFORMATION CIRCULAR 2010
Deferred share units (DSUs)
Executives can voluntarily defer a portion of their annual incentive by receiving deferred share units (DSUs). DSUs are an effective way for executives to meet their share ownership requirements, and they can only be redeemed when the executive leaves the organization. We sometimes grant DSUs to new executives to replace the value of long-term incentives they forfeited with a previous employer.
When DSUs are redeemed, the payout reflects the value of our common shares at that time plus any dividend equivalents accumulated over the period. DSUs can be redeemed for cash or an equal number of our common shares.
Clawbacks
Our Chief Executive Officer and Chief Financial Officer are required by law to reimburse incentive compensation paid to them if there is an incident of misconduct and we need to restate our financial statements.
Share ownership requirements
We have share ownership requirements for our executives to further align their interests with those of our shareholders. We believe it is important for our executives to have an ongoing equity stake in the company, and have established minimum levels of share ownership directly in proportion to their compensation and position. Our CEO is required to hold seven times his annual salary in our common shares or share units while the other named executive officers must hold common shares or share units equivalent to four times their annual salary. Executives who are appointed to more senior positions have two and a half years to meet the minimum while new executive hires have five years.
The table below shows the amount each named executive officer held as at December 31, 2009 other than Mr. McKenney. We calculated their ownership as follows:
•	for common shares, we used $30.25, the closing price of our common shares on the TSX on December 31, 2009

•	for share units, we used the grant price or the closing price of our common shares on December 31, 2009 (whichever was higher).

			Total share ownership at December 31, 2009 ($)

	Minimum	Ownership	Common	Performance	Deferred	Restricted
Named executive	ownership	as a multiple	shares	share units	share units	share units	Total
officer	requirement	of salary	directly held	(PSUs)	(DSUs)	(RSUs)	ownership

Donald A. Stewart	7 x salary	13.4	1,617,740	6,550,038	6,560,695	-	14,728,472

Colm J. Freyne	4 x salary	2.4	46,767	272,892	352,719	522,894	1,195,270

Jon A. Boscia	4 x salary	8.9	-	4,620,874	3,520,910	-	8,141,784

Stephen C. Peacher	4 x salary	2.3	-	-	568,695	739,436	1,308,132

Dean A. Connor	4 x salary	5.4	157,330	2,237,171	580,012	-	2,974,513

Mr. Stewart, Mr. Boscia and Mr. Connor have met their share ownership requirements. Mr. Freyne was appointed Chief Financial Officer on September 16, 2009 and has until March 16, 2012 to meet his requirement. Mr. Peacher joined the company on October 13, 2009 and has until October 13, 2014 to meet his requirement.

     MANAGEMENT INFORMATION CIRCULAR 2010
We have a policy that prohibits all insiders who have share ownership requirements from entering into equity monetization transactions that involve securities of Sun Life Financial. All insiders must follow our insider trading rules and executives and directors must notify the appropriate individual of their intention to trade in our securities. Executives must notify the CEO, while directors, including the CEO, must notify the Chairman of the Board. The Chairman of the Board must notify the Chairman of the Governance and Conduct Review Committee.
Pension benefits
The named executive officers participate in the pension plans available in their country of residence.
On January 1, 2009, we closed the Canadian Staff defined benefit plan to new employees and replaced it with a defined contribution plan for employees hired on or after January 1, 2009. Canadian employees hired before then continue to participate in the previous plan, which includes both defined benefit and defined contribution components. Only defined contribution plans are open to new hires worldwide (except for our small defined benefit plan in the Philippines).
Canadian plans
Employees who were hired on or after January 1, 2009 participate in a defined contribution pension arrangement, which we describe in more detail starting on page 51.
Our retirement program for Canadian employees hired before January 1, 2009 (including all of our named executive officers in Canada) consists of two elements:
•	a defined benefit accrual for service prior to 2005

•	a combination of defined benefit and defined contribution accruals for service after 2004.
When the plan changed on January 1, 2005, employees who had at least 55 years of combined age and service (55 points) as of January 1, 2004 had the choice of continuing to accrue pension benefits under the old formula until December 31, 2008. Mr. Stewart decided to move to the new formula as of January 1, 2005. Mr. Freyne had not reached 55 points as of January 1, 2004 and therefore automatically moved to the new formula as of January 1, 2005. Mr. Connor was hired in 2006.
Benefits up to the tax limits for registered plans are paid from the Sun Life Assurance Canadian Staff Pension Plan. Benefits above the tax limits are paid from a non-registered pension plan that is secured through a Retirement Compensation Arrangement, which includes invested assets and a letter of credit.
Defined benefit formula for service prior to 2005
(designated executives including the named executive officers in Canada)

Pension formula prior to January 1, 2005

Annual pension as of age 65	=	years of service before 2005	x	The total of:
		(maximum 35 years)		• 1.3% of average pensionable earnings, up to the average of the last three Years’ Maximum Pensionable Earnings under the Canada Pension Plan (YMPE) plus
• 1.65% of average pensionable earnings over the average YMPE

MANAGEMENT INFORMATION CIRCULAR 2010
Under this formula, pensionable earnings consist of annual salary and the target annual incentive. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any 36 consecutive months in the last 10 years of employment.
The benefit is payable from age 65 for the life of the employee, with 60% of the benefit payable to a surviving spouse. Employees can retire and start to receive the pension benefit at a reduced level as early as age 55. If an employee has at least 90 points, the pension benefit is reduced by 3% for each year that retirement precedes age 60. If he or she has less than 90 points, the pension benefit is reduced by 5% for each year that retirement precedes age 65.
Defined benefit formula for service after 2004
(designated executives including the named executive officers in Canada)

Pension formula after December 31, 2004

Annual pension as of age 65	=	years of service after 2004	x	1.6% of average pensionable earnings

Under this formula, pensionable earnings consist of annual salary and the annual incentive, capped at target. Average pensionable earnings is based on the employee’s highest average pensionable earnings in any three consecutive calendar years in the last 10 years of employment.
The pension is payable for the lifetime of the named executive officer. Other forms of payment are available on an actuarially equivalent basis.
If a named executive officer leaves before age 62, the pension formula is reduced. If he leaves:
•	before age 51, we use a factor of 1.0% in the pension formula (instead of 1.6%)

•	between the ages 51 and 62, we increase the factor of 1.0% by 0.05% for each complete year between age 50 and retirement, to a maximum of 1.6% at age 62 or later.
He can choose to start receiving the pension benefit as early as age 55, but the benefit is actuarially reduced from age 62 to reflect the earlier start.
Defined contribution plan
The Sun Life Staff Pension Plan also includes a defined contribution component for service after 2004. Employees can contribute 1.5% of pensionable earnings up to the YMPE, and 3.0% of earnings above the YMPE. The company matches 50%.
Total contributions to the plan (employee and company matching contributions) are subject to the limits of the Income Tax Act (Canada). Employee and company contributions end once the maximum contribution limit is reached ($22,000 for 2009).
Pension maximums
The total combined annual pension benefit for all service in all Sun Life sponsored defined benefit plans is capped at 65% of the named executive officer’s best consecutive, three-calendar-year average pensionable earnings over the last 10 years of employment. Of our named executive officers in Canada, only Mr. Stewart has enough credited service to be affected by this pension maximum. His annual pension benefit from the defined benefit plan is capped at $1,424,000 assuming there is no change to his current salary or target bonus.

MANAGEMENT INFORMATION CIRCULAR 2010
Our pensionable earnings definition includes actual incentive compensation only up to the target level, limiting the pension benefit for all employees even if annual incentive awards are paid above target levels. The target incentive is capped at 100% of salary.
Defined contribution plan for new hires after 2008
While all of our named executive officers in Canada were hired before 2009 and continue to participate in the previous pension arrangement, this section summarizes the defined contribution arrangements for new hires after 2008.
New hires on or after January 1, 2009 participate in the Sun Life Staff Pension Plan, which provides a core company contribution of 3% of pensionable earnings from the date of hire. Employees who decide to make voluntary contributions of 1 to 5% of pensionable earnings will also receive a matching company contribution of 50%. Pensionable earnings consist of salary and annual incentives, capped at target. Company contributions vest after two years of service. Total company and employee contributions are restricted to the defined contribution limit in the Income Tax Act (Canada) ($22,000 in 2009).
Vice-Presidents and above participate in a supplemental, non-registered defined contribution plan. Once an executive has reached the maximum limit under the registered plan, the supplemental plan provides a notional company contribution of 10.5% of his or her pensionable earnings above the level of pay where the maximum contribution limit is reached for the registered plan. The contribution rate of 10.5% is the maximum amount that the company and an employee, combined, can contribute to the registered plan.
U.S. plans
On January 1, 2006, the traditional defined benefit plan in the U.S. was frozen to new entrants and participants who were under 50 and had not yet reached 60 age and service points. We introduced a Retirement Investment Account (RIA), an employer-paid defined contribution arrangement, to replace the defined benefit plan as of January 1, 2006. Mr. Boscia and Mr. Peacher, our named executive officers in the U.S., were hired after 2006 and do not participate in the defined benefit plan.
Our U.S. retirement program has three elements:
•	a voluntary tax-qualified 401(k) plan

•	a tax-qualified U.S. RIA that provides automatic employer contributions

•	a non-qualified retirement investment plan for certain employees whose compensation exceeds the IRS limits (US$245,000 for 2009).
401(k) plan
Employees can contribute 60% of their eligible earnings (salary, sales commissions and actual incentive payments), up to the maximum contribution set by the IRS (US$16,500 for 2009). A participant can make contributions on a pre-tax or after-tax basis. We match 50% of the employee’s contribution, up to 6% of eligible earnings (maximum of US$7,350 in matching contributions for 2009).
RIA
We contribute a percentage of eligible earnings to the RIA each year based on the employee’s age and years of service, as of January 1. Both of the named executive officers in the U.S. participate in the RIA, and their eligible earnings consist of salary and actual incentive payments up to the IRS compensation limit ($245,000 for 2009).

MANAGEMENT INFORMATION CIRCULAR 2010
The table below reflects the age and service criteria for the RIA contribution.

Age and service
as at January 1	% of eligible earnings

Under 40	3.0

40 to 54	5.0

55 and over	7.0

Total contributions that we and the participant make to the tax-qualified RIA and the 401(k) cannot exceed the maximum set by the IRS (US$49,000 for each participant in 2009). Maximum eligible earnings that can be used to determine the annual allocations under the RIA and the 401(k) are US$245,000 for each participant in 2009.
Non-qualified retirement investment plan (Top Hat)
Mr. Boscia and Mr. Peacher participate in the Top Hat plan. We contribute 15% of eligible earnings that exceed the IRS compensation limit for the tax-qualified plan. Eligible earnings for the Top Hat plan are defined as salary plus the actual incentive bonus, capped at the target payout.

MANAGEMENT INFORMATION CIRCULAR 2010
Comparing shareholder value to executive compensation
The graph below compares our total shareholder return over the last five years ending December 31, 2009 to the performance of the S&P/TSX Composite Index and the TSX Financial Services Index. It assumes $100 was invested in our common shares on January 1, 2005 and dividends were reinvested on the ex-dividend date. The graph also shows the relationship between shareholder value and total compensation for named executive officers (limited to the Chief Executive Officer, Chief Financial Officer and the next three highest paid active employees in the years when we had more than five named executive officers). The NEO Total Compensation Index shows the annual change in aggregate total compensation figures in an index format to provide a clearer picture of the five-year trend. We indexed the total compensation using 2004 as the base year (indexed at 100). Each of the following years is expressed relative to the total compensation in 2004.
For purposes of comparing compensation to performance, we define total compensation as:
•	paid salaries

•	annual incentives for the year they were earned

•	the value of outstanding mid and long-term incentive awards at year-end

•	the value received during the year from settling awards or exercising options

•	the compensatory pension expense related to the fiscal year of service.

Year ending December 31	2004	2005	2006	2007	2008	2009

Sun Life Financial	100	119	129	149	79	89

S&P/TSX Composite Index	100	124	146	160	107	145

S&P/TSX Financial Services (FS) Index	100	124	148	145	93	135

NEO Total Compensation Index	100	127	125	136	42	58

Total compensation of named executive officers (millions)	$56.2	$71.6	$70.0	$76.6	$23.4	$32.6

The NEO Total Compensation Index closely aligns with total shareholder return and industry indices over the past five years.

MANAGEMENT INFORMATION CIRCULAR 2010
Compensation details
Summary compensation table
The table below shows the total compensation paid to our named executive officers for the fiscal years ending December 31, 2009 and 2008.
Mr. Boscia and Mr. Peacher receive their compensation in U.S. dollars. We have converted their compensation to Canadian dollars in the tables that follow using the average annual exchange rates of Cdn$1.142 for 2009 and Cdn$1.066 for 2008.

					Non-equity incentive
					plan compensation
					Annual	Long-term		All other	Total
		Paid	Share	Option	incentive	incentive	Pension	compen-	compen-
Name and principal		salary	awards	awards	plans	plans	value	sation	sation
position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Donald A. Stewart Chief Executive Officer	2009	1,100,000	-	2,750,001	-	-	(13,667)	-	3,836,334

	2008	1,142,308	3,300,006	2,200,009	-	-	(65,500)	-	6,576,823

Colm J. Freyne Executive Vice- President and Chief Financial Officer	2009	334,346	400,040	400,007	171,089	-	653,420	50,675	2,009,577

	2008	267,308	150,067	150,007	50,120	-	63,500	-	681,002

Jon A. Boscia President	2009	744,057	3,461,720	-	535,721	-	93,727	57,501	4,892,726

	2008	177,120	3,156,767	1,830,921	-	-	17,712	5,756	5,188,276

Stephen C. Peacher Executive Vice- President & Chief Investment Officer	2009	118,592	1,209,159	788,566	1,713,000	-	5,929	571,000	4,406,246

	2008	-	-	-	-	-	-	-	-

Dean A. Connor President, Sun Life Financial Canada	2009	538,462	725,011	725,003	361,846	-	93,333	3,799	2,447,454

	2008	518,423	600,031	600,004	-	-	81,000	-	1,799,458

Richard P. McKenney former Executive Vice- President and Chief Financial Officer	2009	376,442	1,850,005	850,001	-	-	32,299	71,694	3,180,441

	2008	746,154	700,045	700,000	-	-	69,000	300,000	2,515,199

Paid salary in 2008 is higher than the annualized salaries shown in other sections of this circular because the number of pay periods varies by calendar year. Mr. Boscia requested a salary reduction for 2009 in light of the challenging U.S. economic environment. His salary was reduced from US$800,000 to US$600,000 for 2009 as of April 1, 2009.
Share awards in 2009 represent grants of PSUs made on February 25, 2009 at a grant price of $19.43. We granted additional share unit awards in 2009 as outlined below:
•	RSUs granted to Mr. Freyne on August 18, 2009 at a grant price of $31.99 in recognition of him assuming the duties of Chief Financial Officer

•	Incentive share units (ISUs) granted to Mr. Boscia on August 18, 2009 at a grant price of $31.99. We granted ISUs as a special incentive to support the growth of the U.S. business group through the end of 2012. The number of ISUs that vest will be based on a factor of 0% to 150% depending on VNB

MANAGEMENT INFORMATION CIRCULAR 2010
performance of the U.S. business group. The target number of ISUs will vest if VNB in 2012 is US$160 million, the maximum number will vest if VNB is US$190 million, and no ISUs will vest if VNB is under US$130 million.

•	RSUs and DSUs granted to Mr. Peacher on November 17, 2009 at grant prices of $28.29 and $28.30 respectively. We granted these awards to replace compensation he forfeited from his previous employer.

•	RSUs granted to Mr. McKenney on May 20, 2009 at a grant price of $27.14. Mr. McKenney forfeited this award and his other outstanding RSU and PSU awards when he resigned from the company.
Except for Mr. Boscia, share awards in 2008 represent grants of RSUs and PSUs made on February 27, 2008 at a grant price of $47.58. Mr. Boscia’s share award in 2008 consists of DSUs granted on October 31, 2008 at a grant price of $28.85. Of these DSUs:
•	43,768 (plus dividend equivalents) will vest on October 31, 2013 if Mr. Boscia is still employed by us on that date

•	up to 43,768 (plus dividend equivalents) will vest on February 27, 2011 if Mr. Boscia is still employed by us on that date. The actual number vesting will be based on the company’s overall performance factor for the 2010 AIP.

•	13,967 of a maximum 23,279 (original grant of 21,884 plus dividend equivalents) vested on February 20, 2010 based on the overall performance factor for the 2009 AIP of 60%. The units that did not vest were cancelled.
Option awards in 2009 represent the expected compensation value of options granted on February 25, 2009 at an exercise price of $20.08. It also includes additional option awards granted in 2009 to:
•	Mr. Freyne, who received a grant of options on August 18, 2009 at an exercise price of $31.79 in recognition of him assuming the duties of Chief Financial Officer

•	Mr. Peacher, who received a grant of options on November 17, 2009 at an exercise price of $28.22 to replace compensation he forfeited from his previous employer.
Except for Mr. Boscia, option awards in 2008 represent the expected compensation value of options granted on February 27, 2008 at an exercise price of $47.96. Mr. Boscia’s option award in 2008 represents options he received on October 31, 2008 at an exercise price of $28.35. This award was in lieu of an option award during our normal grant cycle in February 2009.
When Mr. McKenney resigned in 2009, he forfeited all of the options granted to him that year as well as all unvested options that were granted in prior years.
We use a constant Black-Scholes value of 25% of the value of our common shares on the date of the grant to determine awards rather than the current accounting expense fair value. The constant 25% value represents a consistent long-term value considering the full 10 year term of the option and long-term estimates of other factors used in the Black-Scholes valuation model. The 2009 accounting fair value was 22% based on the weighted average accounting fair value of $4.44, divided by the weighted average exercise price of $20.44. As the constant Black-Scholes value is higher than the accounting fair value, a higher number of options would have been granted if we had used the accounting value to determine the option awards.
Annual incentives shown include the amounts the named executive officers chose to defer. Mr. Freyne elected to defer 50% of his annual incentive in DSUs in both 2008 and 2009.

MANAGEMENT INFORMATION CIRCULAR 2010
Mr. Boscia assumed his current position on October 14, 2008. His offer of employment included a guaranteed AIP payment for 2008 of US$200,000, representing the pro-rated amount of his target bonus for the year. He decided to forfeit this amount because of market conditions and our corporate performance in 2008.
Mr. Peacher assumed his current position on October 13, 2009. His offer of employment included a guaranteed AIP payment of US$1,500,000 representing the expected bonus that he forfeited from his previous employer.
Pension value represents compensatory costs as described in the defined benefit and defined contribution tables on pages 62 and 63.
All other compensation
The total value of perquisites and other benefits for all named executive officers is less than $50,000 or 10% of their total salary for the fiscal year (whichever is lower) and therefore is not included in the table.
The amounts shown for 2009 represent:
•	Mr. Freyne’s temporary allowance that he received while he was the acting Chief Financial Officer and flexible benefit credits taken in cash

•	Mr. Boscia’s relocation costs, legal fee reimbursements and dependent medical insurance coverage (the 2008 amount represents relocation costs)

•	Mr. Peacher’s cash award of US$500,000 when he was hired, to compensate for amounts he forfeited from his previous employer

•	Mr. McKenney’s vacation pay and flexible benefit credits taken in cash (the 2008 amount represents a transition payment he received to compensate for the difference in income taxes he paid in Canada and the U.S.)

•	Mr. Connor’s flexible benefit credits taken in cash.
Incentive plan awards
Outstanding share and option awards
The table on the next page is a summary of the outstanding option awards and share awards for the named executive officers as at December 31, 2009.
Value of unexercised in-the-money options is the difference between the exercise price of the options and $30.25 (the closing price of our common shares on the TSX on December 31, 2009), multiplied by the number of options.
Market value of share awards that have not vested is $30.25 (the closing price of our common shares on the TSX on December 31, 2009), multiplied by the number of share units. For presentation purposes, the PSUs have been valued using the target performance factor (100%).

MANAGEMENT INFORMATION CIRCULAR 2010

		Option awards				Share awards
		Number of			Value of		Number	Market value
		securities			unexercised		of share	of share
		underlying	Option		in-the-		units that	awards that
		unexercised	exercise	Option	money		have not	have not
Named executive		options	price	expiration	options		vested	vested
officer	Year	(#)	($)	date	($)	Plan	(#)	($)

Donald A. Stewart	2001	169,000	29.49	Mar 30, 2011	128,440

	2002	350,000	33.16	Feb 18, 2012	-

	2003	110,000	27.70	Feb 18, 2013	280,500

	2005	204,200	40.80	Feb 10, 2015	-

	2006	204,200	49.40	Feb 21, 2016	-

	2007	171,233	52.56	Feb 20, 2017	-	PSU	69,199	2,093,258

	2008	183,487	47.96	Feb 27, 2018	-	PSU	75,827	2,293,780

	2009	547,809	20.08	Feb 25, 2019	5,571,218	-	-	-

Total		1,939,929			5,980,158		145,026	4,387,038

Colm J. Freyne	2003	13,500	29.70	Aug 8, 2013	7,425

	2004	10,400	36.52	Feb 12, 2014	-

	2005	11,100	40.80	Feb 10, 2015	-

	2006	11,500	49.40	Feb 21, 2016	-

	2007	11,416	52.56	Feb 20, 2017	-	PSU	1,597	48,322

	2007					RSU	1,597	48,322

	2008	12,511	47.96	Feb 27, 2018	-	PSU	1,724	52,155

	2008					RSU	1,724	52,155

	2009	29,881	20.08	Feb 25, 2019	303,890	PSU	4,061	122,832

	2009				-	RSU	4,061	122,832

	2009	31,457	31.79	Aug 18, 2019		RSU	7,995	241,860

Total		131,765			311,315		22,760	688,478

Jon A. Boscia	2008	258,331	28.35	Oct 31, 2018	490,829	DSU	116,394	3,520,910

	2009					PSU	98,443	2,977,900

	2009					ISU	52,544	1,589,470

Total		258,331			490,829		267,381	8,088,280

Stephen C. Peacher	2009	111,774	28.22	Nov 17, 2019	226,901	DSU	18,800	568,695

	2009					RSU	24,444	739,436

Total		111,774			226,901		43,244	1,308,132

Dean A. Connor	2006	12,516	47.94	Nov 9, 2016	-

	2007	34,247	52.56	Feb 20, 2017	-	PSU	9,582	289,866

	2008	50,042	47.96	Feb 27, 2018	-	PSU	13,788	417,072

	2009	144,423	20.08	Feb 25, 2019	1,468,782	PSU	39,243	1,187,088

Total		241,228			1,468,782		62,612	1,894,026

Richard P. McKenney	2006					DSU	16,438	497,248

Total							16,438	497,248

MANAGEMENT INFORMATION CIRCULAR 2010
Mr. McKenney joined Sun Life Financial in 2006. He was granted DSUs at that time to compensate for the value of unvested long-term incentive awards that he forfeited from his previous employer. He was required to hold these DSU for at least six months after leaving the company, and elected to receive a payout of 50% of the DSUs on January 10, 2010 and the remainder on December 15, 2010. He forfeited all other awards following his resignation.
We have not amended, cancelled, replaced or modified any option-based awards that were previously granted.
Incentive plan awards – value vested or earned during the year
The next table shows:
•	the value the named executive officers would have realized if they had exercised the options that vested in 2009 on their vesting date

•	the value of share awards that vested and were paid out in 2009

•	the annual incentive award earned in 2009 and paid out in February 2010.

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	value vested	value vested	compensation – value
Named executive officer	during the year ($)	during the year ($)	earned during the year ($)

Donald A. Stewart	-	552,845	-

Colm J. Freyne	-	46,186	171,089

Jon A. Boscia	67,812	-	535,721

Stephen C. Peacher	-	-	1,713,000

Dean A. Connor	-	-	361,846

Richard P. McKenney	-	-	-

Value of options vested during the year
The table below is a summary of the value of options that vested for each named executive officer in 2009. See Executive stock option plan on page 46 for more information about the plan.

				Option	Share price	Option-based
			Options	exercise	on vesting	awards – value
	Grant		vesting	price	date	vested during
Named executive officer	year	Vesting date	(#)	($)	($)	the year ($)

Donald A. Stewart	2005	February 10, 2009	51,050	40.80	23.80	-

	2006	February 21, 2009	51,050	49.40	18.12	-

	2007	February 20, 2009	42,809	52.56	19.23	-

	2008	February 27, 2009	45,872	47.96	19.91	-

Colm J. Freyne	2005	February 10, 2009	2,775	40.80	23.80	-

	2006	February 21, 2009	2,875	49.40	18.12	-

	2007	February 20, 2009	2,854	52.56	19.23	-

	2008	February 27, 2009	3,128	47.96	19.91	-

Jon A. Boscia	2008	October 31, 2009	64,583	28.35	29.40	67,812

Stephen C. Peacher	-	-	-	-	-	-

MANAGEMENT INFORMATION CIRCULAR 2010

				Option	Share price	Option-based
			Options	exercise	on vesting	awards – value
	Grant		vesting	price	date	vested during
Named executive officer	year	Vesting date	(#)	($)	($)	the year ($)

Dean A. Connor	2006	November 9, 2009	3,129	47.94	29.23	-

	2007	February 20, 2009	8,562	52.56	19.23	-

	2008	February 27, 2009	12,511	47.96	19.91	-

Richard P. McKenney	2007	February 20, 2009	12,367	52.56	19.23	-

	2008	February 27, 2009	14,596	47.96	19.91	-

Share price on vesting date is the closing price of our common shares on the TSX on the vesting date, or the next trading day if the vesting date falls on a weekend or holiday.
Value vested during the year is the number of options vesting multiplied by the difference between the option exercise price and share price on the vesting date.
Option exercises
None of the named executive officers exercised options in 2009.
Share awards
PSUs and RSUs vested and were paid in early 2009. The table below shows the total share awards vested and paid out to each named executive officer in 2009:
•	the value of RSUs received on vesting is the number of RSUs vested multiplied by the vesting price

•	the value of PSUs received on vesting is the number of PSUs vested multiplied by the performance factor, multiplied by the vesting price.
See Components of our compensation program starting on page 43 for more information about the RSU and PSU plans.

			Share units	Performance	Vesting	Value received
Named executive officer	Plan	Grant date	vested	factor	price	on vesting

Donald A. Stewart	PSU	Feb 21, 2006	60,311	45%	$20.37	$552,845

Colm J. Freyne	PSU	Feb 21, 2006	1,564	45%	$20.37	$14,334

	RSU	Feb 21, 2006	1,564	N/A	$20.37	$31,852

Jon A. Boscia	-	-	-	-	-	-

Stephen C. Peacher	-	-	-	-	-	-

Dean A. Connor	-	-	-	-	-	-

Richard P. McKenney	-	-	-	-	-	-

Vesting price is the average price of our common shares on the TSX over the five trading days before the vesting date.
Value received on vesting is the number of share units vested multiplied by the performance factor and vesting price.

MANAGEMENT INFORMATION CIRCULAR 2010
How we calculated the performance factor for the 2006 PSU awards
(for the performance period from 2006 to 2008, and paid out in early 2009):

		Below				Actual performance
Measure	Weight	threshold	Threshold	Target	Maximum	result

Relative TSR	50%	Below 25th	At 25th	At 50th	At or above	• We delivered a TSR of (34.8)% for the three years ending December 31, 2008
		percentile of	percentile of	percentile	75th percentile
		peer group	peer group	(median) of	of peer group
				peer group		• This ranked us slightly below the 45th percentile against the peer group

Payout factor		0%	50%	100%	150%	89%

				+

3-year	50%	2008 EPS	2008 EPS of	2008 EPS of	2008 EPS of	• 2008 EPS was $(0.07) and below threshold.
operating EPS		below $3.86	$3.86	$4.31	$4.80
growth

Payout factor		0%	50%	100%	150%	0%

Overall performance factor						45%

For the 2006 PSU plan, the peer group consisted of the following financial services companies:

Canadian banks		North American insurance companies
• BMO Financial Group	• Scotiabank	• Hartford Financial Services	• MetLife
• CIBC	• TD Bank Financial Group	• Lincoln Financial	• Principal Financial
• RBC		• Manulife Financial	• Prudential Financial

Non-equity incentive plan compensation
See Components of our compensation program starting on page 43 for more information about the AIP.

		Earned	Target	Business	Individual	Final
Named executive officer	Plan	salary ($)	award	results	multiplier	award ($)

Donald A. Stewart	AIP	1,100,000	100%	n/a	n/a	-

Colm J. Freyne	AIP	334,346	60%	66%	130%	171,089

Jon A. Boscia	AIP	744,057	100%	60%	120%	535,721

Stephen C. Peacher	AIP	118,592	200%	n/a	n/a	1,713,000

Dean A. Connor	AIP	538,462	80%	60%	140%	361,846

Richard P. McKenney	AIP	376,442	80%	-	-	-

For all of the named executive officers, their business results are based on 100% total company performance, except for Mr. Freyne and Mr. Peacher. Mr. Freyne’s business results and target award are weighted based on his different roles in 2009. Mr. Peacher’s award was agreed to as part of his employment agreement.
Mr. McKenney resigned in 2009 and was not eligible for an award.

MANAGEMENT INFORMATION CIRCULAR 2010
How we calculated the performance factor for total company business results:

		Below				What we achieved in 2009
Primary measures	Weight	threshold	Threshold	Target	Maximum		Result

Operating earnings per share	25%	< $2.18	$2.18	$2.73	$3.14	$1.01	Below threshold

Payout factor		0%	25%	100%	200%		0%

			+

Operating return on equity	25%	< 7.5%	7.5%	8.8%	9.7%	3.5%	Below threshold

Payout factor		0%	25%	100%	200%		0%

			+

Value of new business	25%	< $443M	$443M	$554M	$637M	$521M	Below target

Payout factor		0%	25%	100%	200%		78%

			+

Other (strategic initiatives)	25%		Board assessment

Payout factor		0%	75%	100%	125%		115%

Overall performance factor							48%

In assessing the strategic initiatives component of the AIP, the board considered the following accomplishments:

Objective	2009 Assessment

Risk management	Enhanced risk management capabilities including:
• Appointing an Executive Vice-President, Actuarial and Risk Management
• Advancing our risk appetite framework, including an expanded set of risk tolerance control points (interest, equity, credit, currency, longevity and mortality)
• Strengthening overall compliance activities
• Advancing the Economic Capital project by meeting all milestones of a multi-year plan
• Strengthening overall investment management and related processes.

Strategic direction	Furthered the strategic direction of the organization based on:
• Investigating various acquisition opportunities, including securing Lincoln’s UK business
• Maintaining a strong capital base in a tough economic environment

•  Leveraging existing partnerships and creating new partnerships, including establishing a new banking relationship with CIMB Group in Indonesia and restructuring our relationship with China Everbright.

Expense base	Managed our expense base in a challenging environment.

Leadership	Completed various activities to support leadership development and succession, including:
development and	• Continuing to develop bench strength for executive positions, including the appointment of a new
succession planning	Chief Investment Officer and Chief Information Officer
• Expanding leadership development programs to ensure the ongoing development of candidates for key leadership positions.
Strengthened overall Human Resources practices, including conducting a global employee engagement survey and introducing common global programs.

Customer focus	Continued to support a “customer first” culture throughout the enterprise, including increased brand awareness, development of a global Customer Journey Framework and enhanced Customer Focus Employee Engagement scores.

Leverage international resources	Leveraged global strengths across the enterprise, including hedging, product development, asset management and marketing expertise.

Further information on Business Segment results can be found in our 2009 MD&A.

MANAGEMENT INFORMATION CIRCULAR 2010
The board and Mr. Stewart agreed that Mr. Stewart would not receive an AIP payment for 2009 in light of the continuing credit problems and overall financial results below expectations. For other named executive officers, the board applied discretion available under the plan to adjust the final payout by 25% (from 48% to 60%). The board applied this level of discretion in order to maintain a level of competitiveness with the market, particularly in the context of paying no bonuses to the senior officer group for 2008. The use of discretion also recognizes that our plan has more relative emphasis on financial measures than peer companies, and that our financial performance is impacted by factors outside of our control in a challenging economic environment. The board also applied discretion for employees in some business groups to recognize solid performance and individual contributions in a challenging economic environment and to ensure that we maintain competitiveness to engage and retain our talent.
We have not granted any long-term, non-equity incentive compensation (such as cash) to any named executive officer that was not paid out in 2009. We have not granted, or have outstanding, any non-equity incentive plan awards that are based on the performance of our common shares.
Pension benefits
Defined benefit plans
The table below shows the defined benefit pension plan obligations for each named executive officer as at December 31, 2009.
We used the same actuarial methods and assumptions in 2009 that we used to calculate the pension liabilities and annual expenses in our 2009 consolidated financial statements. These assumptions reflect our best estimate of future events, so the values shown in the table below may not be directly comparable to pension liabilities estimates disclosed by other companies.

	Number			Accrued		Non-	Accrued
	of years	Annual benefits payable		obligation at	Compensatory	compensatory	obligation
Named executive	credited	($)		start of year	change	change	at year end
officer	service	At year end	At age 65	($)	($)	($)	($)

Donald A. Stewart	40.0	1,424,000	1,424,000	15,793,000	(21,000)	917,000	16,689,000

Colm J. Freyne	13.9	79,000	171,000	550,000	648,000	152,000	1,350,000

Jon A. Boscia	-	-	-	-	-	-	-

Stephen C. Peacher	-	-	-	-	-	-	-

Dean A. Connor	3.3	25,000	161,000	180,000	86,000	77,000	343,000

Richard P. McKenney	2.8	30,000	30,000	146,000	27,000	(68,000)	105,000

Credited service for Mr. Stewart and Mr. Freyne is higher than their actual years of service with the company. Mr. Stewart had a break in service from 1974 to 1980 and was granted a credit of 5.42 years. Mr. Freyne transferred in the commuted value from his previous employer’s pension plan in 2003 and received credit for 7.42 years of service under the portability option that was available to all new hires at that time.
Annual benefits payable at age 65 are based on the named executive officer’s pensionable earnings up to December 31, 2009. Mr. Stewart’s annual pension benefit from the defined benefit plan is capped at $1,424,000 assuming there is no change to his current salary or target bonus.

MANAGEMENT INFORMATION CIRCULAR 2010
Accrued obligation is the actuarial value of the projected defined benefit obligations for service up to December 31, 2008 and December 31, 2009. The accrued obligation assumes a named executive officer will receive his target bonus between now and retirement. The difference between the accrued obligation at the start and end of the year is made up of the compensatory change detailed in the chart, which includes interest on the obligations, the impact of changes to the accounting assumptions, and other actuarial gains and losses. The discount rate decreased from 6.50% to 6.0% in the Canadian plans.
Compensatory change is the defined benefit service cost for 2009 (the value of the projected pension earned during the year) and the impact of any differences between actual increases in compensation in 2009 and the actuarial assumptions used for the year. Mr. Stewart had a negative compensatory cost for 2009 because he did not receive an increase in annual salary in 2009. The valuation assumptions for the plan include a projected salary increase of 3.5% for all participants. Mr. Freyne had a large compensatory cost for 2009 because of the increase in annual salary and target incentive when he was appointed Executive Vice-President and Chief Financial Officer.
Non-compensatory change represents the change in pension obligation based on non-compensatory factors like interest on the obligations, impact of changes to the accounting assumptions, and other actuarial gains and losses.
The amounts for Mr. McKenney reflect his resignation in July 2009.
Defined contribution plans
The table below shows the defined contribution pension plan values for each named executive officer as at December 31, 2009.

	Accumulated value at	Compensatory	Non-compensatory	Accumulated value at
Name executive officer	start of year ($)	($)	($)	end of year ($)

Donald A. Stewart	59,333	7,333	26,977	93,643

Colm J. Freyne	64,605	5,420	26,539	96,564

Jon A. Boscia	45,958	93,727	46,260	185,945

Stephen C. Peacher	-	5,929	(326)	5,603

Dean A. Connor	42,710	7,333	17,096	67,139

Richard P. McKenney	29,781	5,299	(35,080)	-

U.S. plan values have been converted to Canadian dollars using an exchange rate of 1.217 as of January 1, 2009, 1.052 as of December 31, 2009, and the 2009 average rate of 1.142 for amounts other than beginning and ending balances.
Compensatory values
The amounts shown for Mr. Stewart, Mr. Freyne, Mr. Connor and Mr. McKenney represent our matching contributions to the defined contribution plan.
The amounts shown for Mr. Boscia and Mr. Peacher reflect our contributions to the U.S. 401(k) plan, RIA and non-qualified plan.
Non-compensatory values represent employee contributions, investment gains or losses, transfers out of the plan and exchange rate differences.

MANAGEMENT INFORMATION CIRCULAR 2010
Termination and change of control benefits
Change of control
We have change of control agreements with our named executive officers so we can retain our key leaders if we are involved in a transaction affecting the control of Sun Life Financial. This is key to balancing the goals of the business and the interests of shareholders during a transaction.
We define change of control as:
•	a consolidation or merger of Sun Life Financial or Sun Life Assurance with a non-affiliate, when our outstanding voting shares represent less than 60% of the outstanding voting shares of the new entity immediately after the transaction is complete
•	the sale of all or substantially all of the assets of Sun Life Financial or Sun Life Assurance to a non-affiliate, or
•	the acquisition by a non-affiliate of more than 20% of the voting shares of Sun Life Financial or Sun Life Assurance.
If all or substantially all of the assets of our U.S. business are sold to a non-affiliate, it constitutes a change of control for Mr. Boscia.
When there is a change of control:
•	RSUs, PSUs and DSUs vest and are paid (either when the executive leaves the organization or on the normal payment date under the terms of the relevant plan, whichever is earlier)
•	the board can choose from a range of alternatives to address outstanding options, including accelerated vesting.
When there is a double trigger (termination of employment without cause within three years of the change of control) incremental benefits are paid as follows:
•	24 months of annual pay and incentive compensation from the date of termination
•	mid and long-term incentive awards vest and are paid according to the terms of the respective plans
•	most benefits and perquisites continue during the severance period. The early retirement reduction factors in the pension plan may be enhanced, depending on the provisions of the pension plan in which the executive participates.
Employee agreements
The table below summarizes our contractual agreements with the named executive officers as outlined in their employment agreements.

Nature of termination	Who it applies to	Type of arrangement

Termination (without cause)	Jon A. Boscia and Stephen C. Peacher
•  Governed under the terms of severance arrangements that apply to all of our U.S. employees. Entitled to four weeks of compensation for each year of service with a minimum severance amount of 12 months of base salary and a maximum of 18 months. These terms are the same for all of our U.S. employees above the Vice-President level.

Termination (without cause)	Dean A. Connor	• Entitled to up to 18 months of base salary if terminated within two to four years of the date of joining the company and up to 24 months of annual salary after four years of service.

MANAGEMENT INFORMATION CIRCULAR 2010

Nature of termination	Who it applies to	Type of arrangement

Retirement	Jon A. Boscia	• Mr. Boscia will meet the definition of retirement under our incentive plans after five years of service (rather than 10 years as specified in the plans).
• We will waive this minimum service requirement if he leaves the company because his responsibilities are materially reduced or we change his reporting relationship.

Termination (other)	Jon A. Boscia	• If Mr. Boscia leaves the company and breaches certain non-solicitation covenants within 12 months of leaving the company, he will:
• forfeit all outstanding incentive awards and all rights to payment of any awards granted
• repay upon demand the net amount of all payments made to him relating to these awards.

Benefits on termination and change of control
The table below summarizes how we treat the components of our executive compensation program under different termination scenarios.

Incremental entitlements on other termination scenarios
Compensation		Entitlement on	Termination		Change of control and
element		resignation	(without cause)	Retirement	termination without cause

Salary (does not include vacation pay)		• salary ends	• salary ends unless otherwise stated in employment agreement	• salary ends	• 24 months of salary

Annual incentive award		• award forfeited	• award forfeited	• receive pro-rated award calculated from January 1 to retirement date	• receive prorated award calculated from January 1 to the date of termination (assumes target performance)
+
• 24 months of bonus calculated as the average bonus paid for the previous three years, or the target bonus for the current year, whichever is higher

Mid and long-term incentives	RSUs	• unvested awards forfeited	• unvested awards forfeited	• receive pro-rated portion of RSUs for period from award date to retirement date	• unvested awards vest

	PSUs	• unvested awards forfeited	• unvested awards forfeited	• receive pro-rated portion of PSUs for period from award date to retirement date; valued and paid at normal vesting date (valued using the target performance factor)	• unvested awards vest and valued using target performance factor

MANAGEMENT INFORMATION CIRCULAR 2010

Incremental entitlements on other termination scenarios
Compensation	Entitlement on	Termination		Change of control and
element	resignation	(without cause)	Retirement	termination without cause

Options	• 60 days to exercise vested options • unvested awards forfeited	• 60 days to exercise vested options • unvested awards forfeited	• 36 months to exercise vested options and options that become vested during that period	• accelerated vesting of all options and 36 months to exercise vested options

DSUs	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards forfeited	• vested awards are paid with timing at the executive’s election • unvested awards are forfeited	• vested awards are paid with timing at the executive’s election • unvested awards vest

Estimated pension	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension • unvested value forfeited	• estimated lump-sum value of accrued pension including change of control severance period under the defined benefit plans • unvested value vests

Estimated perquisites	• perquisites end	• perquisites end	• perquisites end	• perquisites continue until 24 months after termination or re-employment, whichever is earlier • outplacement counselling services (maximum $40,000)

Executives are required to meet specific conditions to qualify for retirement under each of our incentive plans, and there are different conditions depending on the grant date of the awards. Typically, an executive must be at least 55 years old, have 10 years of service and not be receiving a severance payment. As of 2007, executives must give us at least three months notice if they plan to retire, and they must agree not to compete with the company or solicit any of our employees or customers for a period of 12 months.
The table on the next page shows the estimated value of the incremental payments the named executive officers would receive in each of the situations listed above, assuming a termination date of December 31, 2009. For Mr. McKenney, we have provided the actual payments he received or were payable when he resigned in 2009.
In the table:
•	termination (without cause) represents only contractually agreed upon severance amounts
•	change of control assumes double trigger (change of control and termination without cause)
•	cash includes salary and annual incentives
•	vested and unvested awards include awards under the mid and long-term incentive plans.

MANAGEMENT INFORMATION CIRCULAR 2010

		Estimated	Estimated incremental value on termination or
		existing	change of control as of December 31, 2009
Named executive	Compensation	payments on	Termination		Change of
officer	component	resignation	(without cause)	Retirement	control

Donald A. Stewart	Cash:	-	-	1,100,000	5,533,333
Chief Executive	Vested awards:	408,940	-	-	-
Officer	Unvested awards:	-	-	7,582,781	9,958,256
	Pension:	17,931,643	-	-	(2,526,000)
	Perquisites:	-	-	-	106,200

	Total:	18,340,583	-	8,682,781	13,071,789

	Vested DSUs:	6,550,363	-	-	-

Colm J. Freyne	Cash:	-	-	-	1,975,000
Executive Vice-	Vested awards:	7,425	-	-	-
President and Chief	Unvested awards:	-	-	-	992,368
Financial Officer	Pension:	573,564	-	-	473,000
	Perquisites:	-	-	-	86,200

	Total:	580,989	-	-	3,526,568

	Vested DSUs:	273,998	-	-	-

Jon A. Boscia	Cash:	-	913,600	-	4,568,000
President	Vested awards:	122,706	-	-	-
	Unvested awards:	-	-	-	4,935,493
	Pension:	72,062	-	-	113,883
	Perquisites:	-	-	-	88,162
	Unvested DSUs:	-	-	-	3,520,910

	Total:	194,768	913,600	-	13,226,448

Stephen C. Peacher	Cash:	-	571,000	-	5,139,000
Executive Vice-	Vested awards:	-	-	-	-
President and Chief	Unvested awards:	-	-	-	966,337
Investment Officer	Pension:	-	-	-	5,603
	Perquisites:	-	-	-	88,162
	Unvested DSUs:	-	-	-	568,695

	Total:	-	571,000	-	6,767,797

Dean A. Connor	Cash:	-	825,000	-	2,420,000
President, Sun Life	Vested awards:	-	-	-	-
Financial Canada	Unvested awards:	-	-	-	3,362,808
	Pension:	245,139	-	-	210,000
	Perquisites:	-	-	-	86,200

	Total:	245,139	825,000	-	6,079,008

	Vested DSUs:	419,260	-	-	-

Richard P. McKenney	Cash:	-	-	-	-
former Executive	Vested awards:	-	-	-	-
Vice-President and	Unvested awards:	-	-	-	-
Chief Financial Officer	Pension:	156,514	-	-	-
	Perquisites:	-	-	-	-

	Total:	156,514	-	-	-

	Vested DSUs:	497,248	-	-	-

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Mr. Stewart qualifies as a retiree because of his age and years of service. This has the following effects:
•	the cash amount under Retirement represents an AIP award at target

•	the incremental pension liability under change of control is negative because the pension liability under a change of control includes additional pension accruals during the severance period, but the pension cannot start until the end of the severance period. Since Mr. Stewart is already eligible for unreduced early retirement under the plan, the pension liability under a change of control is lower than the pension liability if he were to retire immediately.
Securities authorized for issue under equity compensation plans
The table below shows the common shares issued under the executive stock option plan, the Clarica management stock incentive plan and the directors’ stock option plan as at December 31, 2009. It also shows the number of common shares available for issue under the executive stock option plan which was approved by our common shareholders and the special 2001 stock option plan. All employees were awarded options under the special 2001 stock option plan after the demutualization of Sun Life Assurance, and this did not require shareholder approval.
The table does not include the common shares available for issue under the directors’ stock option plan or the Clarica management stock incentive plan. We stopped granting options to our directors in 2003, and future grants under the Clarica plan were not possible after the amalgamation of Sun Life Assurance and Clarica Life Insurance Company.

			Number of securities remaining
	Number of securities to	Weighted-average	available for future issuance
	be issued upon exercise	exercise price of	under equity compensation
	of outstanding options,	outstanding options,	plans (excluding securities
Plan category	warrants and rights (a)	warrants and rights	reflected in column (a))

Equity compensation plans approved by security holders	13,009,972	$ 32.52	8,939,850

Equity compensation plans not approved by security holders	180,992	$ 26.40	582,601

Total	13,190,964	$ 32.44	9,522,451

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Other information
Loans to directors and executives
The table below shows the total loans outstanding to our current and former executive officers, directors and employees, including our subsidiaries, as at February 28, 2010. None of these loans were used to buy securities of Sun Life Financial. We do not grant personal loans to our directors or executive officers.

	Total outstanding loans
	To Sun Life Financial
	or our subsidiaries	To another entity
Purpose	($)	($)

Share purchases (consists of loans provided by McLean Budden Limited to its eligible officers to buy shares of that company)	17,518,520	-

Other	3,747,308	-

Directors and officers liability insurance
We have liability insurance to protect our directors and officers against liabilities they may incur in their capacity as directors and officers of Sun Life Financial and our subsidiaries in circumstances where the company cannot provide indemnification.
The current policy runs from November 1, 2009 to November 1, 2010 with coverage of $210 million. We pay a premium of approximately $3.1 million and there is no deductible.
For more information
You can find recent financial information about Sun Life Financial in our consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2009. These and other documents are available on our website (www.sunlife.com), on SEDAR (www.sedar.com) and on the SEC website (www.sec.gov/edgar).
You may also request a copy of our most recent consolidated financial statements and management’s discussion and analysis from our Corporate Secretary.

MANAGEMENT INFORMATION CIRCULAR 2010
Schedule A – Charter of the Board of Directors
This Charter sets out:
1.	The duties and responsibilities of the Board of Directors.

2.	The position description for Directors.

3.	The position description for the Non-Executive Chairman of the Board.

4.	The position description for Chairs of Board Committees.

5.	The corporate governance practices and policies that apply to the Board of Directors.
Mission
To be a strategic asset of the organization measured by the effective execution of the Board of Directors’ overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.
Membership
The by-laws provide for the Board of Directors to have a minimum of eight and a maximum of 20 Directors. Each Director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the Directors must meet the independence requirements set out in the Director Independence Policy.
Structure and Operations
A schedule of regular Board and Board Committee meetings will be circulated to the Directors and agreed upon by the Governance and Conduct Review Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the Directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours notice.
A quorum at any meeting of the Board shall be five Directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the Board, the independent Directors will meet privately.
On an annual basis, the Board of Directors will review this Charter and the Forward Agenda for the Board and approve changes as necessary. This Charter will be posted on the Corporation’s website. The Board of Directors will review its effectiveness on an annual basis.
1. Duties and Responsibilities of the Board of Directors
The Board of Directors is responsible for supervising the management of the business and affairs of the Corporation. The Board performs the following overall stewardship responsibilities either directly or through the Committees of the Board. The Board has clearly outlined matters that require Board approval and those that have been delegated to management.
Board of Directors
•	Planning Board size and composition, establishing Committees of the Board, determining Director compensation and evaluating and selecting candidates for election at each annual meeting.

•	Maintaining a formal orientation program for new Directors, and ongoing education programs for all Directors.

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•	Establishing corporate governance practices and policies.

•	Assessing its effectiveness, the effectiveness of the Committees of the Board, the effectiveness of the Non-Executive Chairman of the Board and the effectiveness of individual Directors on an annual basis.
Senior Management
•	Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.

•	Delegating to management powers to manage the Corporation.

•	Overseeing succession planning for senior management positions.

•	Approving the compensation of senior management.

•	Advising and counselling the Chief Executive Officer.
Ethics and Integrity
•	Setting an ethical tone for the Corporation.

•	Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.

•	Approving amendments to the Sun Life Financial Code of Business Conduct.

•	Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for Directors or senior management.
Strategy
•	Approving the Corporation’s vision and mission statements.

•	Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.

•	Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.
Risk Management, Capital Management and Internal Control
•	Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Corporation’s financial information and the safeguarding of its assets.

•	Reviewing compliance with legislative and regulatory requirements.
Material Transactions
•	Reviewing and approving material investments and transactions.
Financial Reporting
•	Reviewing and approving the annual and interim financial statements.

•	Reviewing and approving the annual and interim Management’s Discussion and Analysis.

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Communication and Disclosure
•	Reporting the financial results to shareholders and other stakeholders on a timely basis.

•	Reviewing and, when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.

•	Enabling shareholders to provide feedback to the independent Directors.
Other
•	Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.

•	Performing such other functions as prescribed by law or as assigned to the Board in the Corporation’s governing documents.
2. Position Description for Directors
The Board of Directors, as a whole, is responsible for managing or supervising the management of the business and affairs of the Corporation. Each Director participates in fulfilling the Board’s stewardship role by acting honestly and in good faith with a view to the best interests of the Corporation (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).
Duties and Responsibilities
Principal duties and responsibilities of each Director include:
•	Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.

•	Confirming compliance with the Sun Life Financial Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and Board deliberations.

•	Understanding the Sun Life Financial vision and strategic objectives.

•	Becoming knowledgeable of Sun Life Financial’s businesses and the financial services sectors in which it operates within a reasonable time of joining the Board.

•	Understanding the Corporation’s current corporate governance policies and practices, the Charters of the Board of Directors and of each Committee on which he or she serves.

•	Preparing thoroughly for each Board and Committee meeting by reviewing the materials sent to Directors in advance of meetings.

•	Attending Board and Committee meetings, and actively participating in deliberations and decisions in an objective manner than demonstrates independence from management.

•	Informing himself or herself of significant matters dealt with at meetings not attended.

•	Maintaining agreed upon levels of share ownership in the Corporation.

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Director Attributes
The Board of Directors believes that each Director should exhibit the following characteristics while executing his or her duties:
•	Integrity

•	Accountability

•	Independent and informed judgment

•	Commitment

•	Knowledge of business issues and financial matters

•	Ability to communicate openly and work effectively with fellow Directors and management
In addition, certain regulatory criteria apply to Directors related to independence, financial literacy and assessment of suitability and integrity.
The Director Independence Policy outlines the Board’s approach to determining Director independence.
In the Board’s judgment, a member of the Audit Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the auditors of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
The Assessment of Responsible Persons Policy outlines how the Chairman undertakes independent assessments of the suitability and integrity of current and prospective Directors.
3. Position Description for the Non-Executive Chairman of the Board
The independent Directors will select from among their number a Director immediately following each annual meeting, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Non-Executive Chairman of the Board (“Chairman”) also manages the affairs of the Board so as to assist the Directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the Board as a whole.
He or she is a member of the Governance and Conduct Review Committee and a regular attendee at meetings of other Board Committees.
Duties and Responsibilities
Principal duties and responsibilities of the Chairman include:
•	Ensuring that the respective responsibilities of the Board and those of management are well understood, and that the boundaries between Board and management responsibilities are respected.

•	Communicating the expectations of the independent Directors to management.

•	In conjunction with the Chairman of the Governance and Conduct Review Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the governance structure and procedures.

•	Assessing the sufficiency of the resources available to the Board and its Committees, including the scope, timeliness and relevance of available information. The Chairman is responsible, in consultation with the other members of the Governance and Conduct Review Committee, for ensuring that the independent Directors are appropriately compensated in their capacity as Directors of the Corporation.

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•	In conjunction with the Chief Executive Officer, the Chairman sets the Board agenda, chairs the Board meetings and ensures that there is adequate time at Board meetings for discussion of relevant issues. The Chairman also sets the agenda for the independent Directors’ private session that occurs during each regular Board meeting.

•	In conjunction with the Chairman of the Governance and Conduct Review Committee, setting the Governance and Conduct Review Committee agenda. The Chairman also reviews all other Committee agendas in advance of regular Committee meetings.

•	In conjunction with the Chief Executive Officer, the Chairman sets the agenda for the annual meeting and any special meetings of shareholders or policyholders and acts as the chair of those meetings.

•	In conjunction with the Governance and Conduct Review Committee, conducting a formal survey of the independent Directors on a regular basis to assess the effectiveness of the Board and its Committees.

•	In conjunction with the Governance and Conduct Review Committee, evaluating the performance of individual independent Directors as part of an annual peer review process. The Chairman meets individually with each independent Director at least annually to discuss individual performance.

•	With the Chairman of the Management Resources Committee, annually evaluate the performance of the Chief Executive Officer and report on the evaluation to the independent Directors. The Chairman is also responsible for ensuring, in conjunction with the Chief Executive Officer, that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.

•	In conjunction with the Governance and Conduct Review Committee, determining the director competencies, skills and qualities required or best suited from time to time to complement the current board composition, and identifying prospective board candidates. The Chairman is responsible for approaching and interviewing prospective candidates, and for recommending prospective Directors to the Governance and Conduct Review Committee for its review and subsequent recommendation to the Board.

•	Reviewing, with the Chairman of the Governance and Conduct Review Committee, the membership of each Board Committee and the selection and rotation of the Committee Chairs, and making recommendations to the Governance and Conduct Review Committee for its review and recommendation to the Board. The Chairman is also responsible for recommending to the Governance and Conduct Review Committee those other members of the Board who are from time to time to become a member of the board of directors of one or more of the Corporation’s major foreign subsidiaries.

•	Overseeing the orientation and training program for new Directors and the ongoing program for education of all Directors.

•	Engaging, at the expense of the Corporation, outside advisors for the independent Directors, the Board or Board Committees, as required.

•	Communicating from time to time with shareholders, representatives of the Corporation’s regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss general board and company governance-related matters. In exceptional circumstances, where it is inappropriate for the Chief Executive Officer to communicate, or otherwise after prior consultation with the Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Corporation. These circumstances would normally be limited to board matters or matters relating to the Chief Executive Officer (for example compensation or succession). The Chairman will report on all such communications to the Board at the next regular meeting of the Board unless timelier reporting is advisable.

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4. Position Description for Committee Chairs
The Chair of a Committee of the Board of Directors is responsible for providing leadership to enhance effective and independent functioning of the Committee in order that the Committee may fulfil its duties and responsibilities as outlined in the Committee Charter.
Duties and Responsibilities
Principal duties and responsibilities of each Committee Chair include:
•	Reviewing and approving the agenda for each meeting of the Committee. The Committee Chair may consult or meet with the Non-Executive Chairman of the Board, other Committee Chairs, members of management or other advisors as part of the agenda and meeting preparation process. This agenda setting process includes determining the appropriate treatment of significant matters that may have ramifications involving more than one Committee.

•	Chairing Committee meetings, ensuring that there is adequate time at Committee meetings for discussion of relevant issues and for the Committee members to meet privately.

•	Reporting to the Board of Directors on the Committee’s activities following each meeting and presenting recommendations to the Board of Directors on matters that require Board approval.

•	Leading an annual review of the adequacy of the Committee Charter.

•	Leading an annual evaluation of the effectiveness of the Committee.
The Chair of the Audit Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Auditor.
The Chair of the Risk Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Risk Officer.
The Chair of the Governance and Conduct Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Compliance Officer.
5. Corporate Governance Policies and Practices
Election of Directors and Term of Office
The Board has not established a specific number of years a Director may serve on the Board, however, under the by-laws of the Corporation, each Director will be elected for a term of one year. Directors may stand for re-election at the end of each term. The Governance and Conduct Review Committee reviews the candidacy of each nominee on an annual basis and confirms to the Board of Directors that each of the nominees meets expectations outlined in the Position Description for Directors and satisfies the criteria for Board membership. In addition, the Governance and Conduct Review Committee will report on the independence status of each Director as defined in the Director Independence Policy.
Majority Voting
In elections where only the nominees recommended by the Board stand for election, a Director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee of Sun Life Financial Inc. in the case of an election by shareholders, or to the Chairman of the Governance and Conduct Review Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the Board of the applicable company. Within 90 days of the annual meeting the Board will decide whether to accept or reject the Director’s offer to resign and promptly

MANAGEMENT INFORMATION CIRCULAR 2010
disclose by way of news release the outcome of its deliberations. Any Director who tenders his or her resignation will not participate in the consideration by the Board of the resignation offer.
Director Retirement
The retirement date for Directors is the date of the annual meeting following the Director’s 70th birthday. The non-management Directors may, if they unanimously determine that is in the best interest of the Corporation to do so, waive this requirement for a Director and nominate the Director for election for one additional term. The waiver may be renewed for a second additional term but not for any further period. A Director who is a member of management must resign when he or she leaves active employment.
Access to Management
Each Director shall have access to management, as necessary, to carry out his or her responsibilities.
Attendance at Board and Committee Meetings
The Governance and Conduct Review Committee reviews the attendance of Directors each year as part of the nomination process for Director elections. Any Director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the Board and the Board Committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance and Conduct Review Committee for acceptance or rejection by the Board.
Change of Occupation
Directors whose principal employment or other business or professional circumstances, change materially from that which they held when elected to the Board (including retirement from their principal employment) must notify the Chairman of the Governance and Conduct Review Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the Board. The Board is not of the view that Directors in such circumstances must always leave the Board, however, an opportunity should be given to the Board to review the continued appropriateness of Board membership under the revised circumstances.
Directors’ Remuneration and Share Ownership
The remuneration of Directors is reviewed on an annual basis to ensure that Directors are adequately and competitively compensated.
It is the policy of the Board that each Director will own or have invested an amount equivalent to a value of not less than $550,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in December 2007 or within five years of the Directors’ appointment to the Board, whichever is later.
Orientation of New Directors
The Corporation provides an orientation program for new members of the Board. This orientation begins with a strategic overview session with the Chief Executive Officer, followed by meetings or briefing sessions with selected company executives, which will include a review of the financial statements of the Corporation. A new Director will be provided with a range of written materials including those that outline the organization of the Board and its Committees, the powers and duties of Directors, the

MANAGEMENT INFORMATION CIRCULAR 2010
required standards of performance for Directors, the Sun Life Financial Code of Business Conduct, and this Charter.
Management will arrange site visits as well as private meetings with members of management, as requested by the Director.
Continuing Education for Directors
The Corporation provides ongoing business and Director education sessions for members of the Board. Individual Directors may participate in outside professional development programs approved by the Chairman, at the expense of the Corporation.
Interaction with the Media
The Board believes that it is the responsibility of management, rather than members of the Board, to speak on behalf of the Corporation. From time to time, Directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Corporation. Any Director to whom such a request is made should review the request with the Chairman and the Chief Executive Officer before responding.
Shareholder Engagement
The Board believes it is important to have constructive engagement with the Corporation’s shareholders to allow shareholders to express their views on governance matters.
At each annual meeting shareholders will be asked to consider a non-binding advisory resolution on the executive compensation disclosure in the Corporation’s information circular prepared for the annual meeting.
The results of the advisory vote will be published and if a significant number of shareholders oppose the resolution, the Board will consult shareholders to understand their concerns. The Board will review the Corporation’s approach to compensation in the context of those concerns.

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MIC-01-2010

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